SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Individual and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2019

with Independent Auditor’s Report

Gol Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Financial Statements

December 31, 2019

Contents

Management’s report	01
Comments on business forecast trends	07
Report of the statutory audit committee (CAE)	08
Report of the Fiscal Council	10
Executive Officers’ Statement on Income Statements	11
Executive Officers’ Statement on the Independent Auditor’s Report	12
Independent Auditor’s Report on the Individual and Consolidated Financial Statements	13

Statements of financial position	14
Statements of operations	16
Statements of comprehensive income	17
Statement of changes in equity	18
Statement of cash flows	19
Statements of value added	21
Notes on the financial statements	22

Management’s Report

In 2019, GOL accomplished a number of significant milestones in its business strategy to be The First Airline for Everyone and to grow its network both internationally and domestically.

“Be The First Airline For Everyone”

Strong customer demand, especially in the corporate segment, combined with our capacity discipline enabled us to deliver excellent operating results in 4Q19. We’d like to particularly thank the dedication and engagement of the Team of Eagles who, amid challenging market conditions, met the demands of our customers in Brazil and abroad in a fast and safe manner.

We transported almost 10 million passengers in 4Q19, a growth of 8.0% over the same period last year.

This year, we also achieved a Black Friday sales record with more than 450,000 tickets sold, which corresponds to more than R$120 million in just one day, and a total sale in the promotional period of more than R$250 million. That represents an increase of more than 50% in sales compared to Black Friday of 2018.

The excellent sales numbers in the fourth quarter underline our purpose of being The First Airline For Everyone, by providing the best customer experience in terms of products and services, with the lowest cost in the market.

Our Net Promoter Score (NPS) was 35 in the quarter and is indicative of the winning combination of our best-in-market product and our highly engaged customer service team. For the third consecutive year, we won the Top of Mind award from Datafolha São Paulo Institute as the most remembered and preferred airline by Brazilians. We also won, for the sixth time, the Companies of the Decade award by Consumidor Moderno, being the only airline among the winning companies.

These acknowledgments are the result of the continuous innovation across our products and services, and they reflect the close relationship we maintain with our customers in their daily lives.

Growth of the GOL Network

In the quarter, we expanded our reach in regional markets in Brazil, adding three more regional destinations. In addition, we enhanced our partnerships with two regional carriers that added 22 new destinations for GOL customers.

GOL is the largest regional carrier in Brazil, as measured by ASKs. The new regional destinations have strengthened our overall network, increased connectivity, and reduced our exposure to highly competitive markets. These destinations also generate even more feeder traffic from customers connecting to our international hubs in Guarulhos, Rio de Janeiro, Brasília and Fortaleza. Continuing our international expansion, we began regular flights between São Paulo and Lima, Peru. In the period, we also launched weekly flights between Manaus and Orlando and seasonal flights between Porto Alegre and Punta del Este.

At the end of December, GOL celebrated 15 years operating in Argentina, where we have transported over 12 million passengers on 77 weekly flights.

We seek to continue our growth in domestic and international markets.

In February 2020, we announced a new codeshare with American Airlines. The flights will operate from GOL’s hubs in São Paulo (GRU), Rio de Janeiro (GIG), Brasília (BSB) and Fortaleza (FOR), and will add to GOL’s existing regular flights to Miami and Orlando.  Also, we signed a new codeshare with Avianca Holdings that includes 60 domestic Brazil GOL destinations and 16 GOL international destinations, in 11 countries, and 26 domestic Colombia Avianca destinations and another 50 in America and Europe.

By strengthening these partnerships, we reiterate our expansion plan in both domestic and international markets and consolidate our purpose of being The First Airline For Everyone. Our codeshare with Air France-KLM covers more than 18 countries, including 66 cities in Europe and more than 30 cities in Brazil. In addition, our recently announced codeshare with American Airlines will offer more daily flights between South America and the U.S. than any other airline partnership, doubling the amount of seats we offer in this market,enabling GOL’s customers to travel seamlessly to more than 30 destinations in the U.S.

Agile Fleet Management

Despite the temporary grounding of the 737 MAX aircraft, the flexibility of our fleet plan enabled us to serve all of our markets with a high utilization rate of our aircraft, which reached 12.2 hours in the quarter. GOL’s route network is based on a high connectivity with the main markets. This sophisticated model has enabled us to create greater capillarity for corporate routes and a reduction in average stage length. When combined with the intensive use of data analytics and a focus on the personalization of our services, this has best positioned GOL to capture economic growth. Based on Boeing’s latest forecast, we believe that the regulatory agencies will approve the return of MAX aircraft at the beginning of the second half of 2020.

At the beginning of the fourth quarter, 14 aircraft went under unplanned maintenance on pickle forks, in compliance with FAA Airworthiness Directive. Maintenance was 100% completed at the end of December when the aircraft  returned to th fleet, thanks to the prompt response of GOL Aerotech.

In November 2019, GOL Aerotech was formally launched; a new business unit that leverages GOL’s aircraft maintenance expertise to provide aircraft and components maintenance, repairs, and overhauls to third-party airlines. This generates a new source of revenue and reduces our costs for the Company. With 760 employees and over 600,000 hours of availability per year, GOL Aerotech is qualified by ANAC, FAA and EASA to perform maintenance services for four Boeing models: the 737 Classic, the 737 Next Generation, the 737 MAX, and the 767 family. Aviation Capital Group (ACG) and Dubai Aerospace are among our first customers. In 2020, we expect revenues of R$140 million from GOL Aerotech.

Effective Balance Sheet Management

Despite several operational challenges, such as the MAX temporary grounding and the unplanned maintenance on the pickle fork in certain NGs, GOL posted outstanding results. We registered record revenues and high margins, with operating cash flow generation around R$1.0 billion in the quarter. Through this, we implemented a R$102.4 million share repurchase program and improved our credit profile.

Quarterly net revenue increased 18.8% year-over-year, with a record of R$3.8 billion in the 4Q19. Currently, trends in revenue and passenger bookings remain strong, and the Company expects the first quarter RASK to increase by 4% to 6%, compared to 1Q19.

GOL remains the lowest unit cost leader in South America for the 19th consecutive year. Recurring CASK in 2019 increased 1.9% over the previous year, to R$21.97. Based on current trends, the Company estimates that the recurring CASK in the first quarter of 2020 will increase approximately 0% to 2%, year-over-year. The Company has a high level of fuel hedging protection in place, with around 90% hedged in the first quarter of 2020 and 68% hedged in 2020.

We are working hard to further increase GOL's competitiveness through fuel hedging.

In 4Q19, recurring earnings per diluted share were R$0.88 and recurring earnings per diluted ADS were US$0.43. Operating activities generated R$1.0 billion in cash in the quarter. From the net cash flow generation of R$637.3 million in 4Q19, we repaid R$617.1 million in debt, paid R$50.2 million of interest on own capital, and repurchased R$102.4 million of shares. Before share repurchases and interest on own capital, free cash flow to equity was R$219.2 million. On December 31, 2019, total liquidity was R$4.3 billion, R$1.3 billion higher than on December 31, 2018.

We continue to strengthen the Company's equilibrium through disciplined working capital management and capital structure optimization.

In February 2020, GOL signed sale and leaseback agreements for 11 Boeing 737 Next Generation (NG) aircraft. The transaction will reduce GOL’s net debt by approximately R$500 million, comprised of a R$130 million reduction in finance leases debt and a R$370 million increase in cash liquidity. The Company plans to use a portion of these proceeds to call the outstanding amount of its 8.875% Senior Notes due in 2022. The asset management income and reduction in interest expense will contribute over R$420 million to the Company’s 2020 earnings and improve GOL’s credit ratios by reducing the net debt/EBITDA ratio by 0.2x and increase the EBITDA/net interest expense ratio by 0.5x.

The results obtained in GOL’s aircraft disposals demonstrate the consistent market value of the Boeing 737 aircraft and the continuous creation of value for all GOL shareholders. Making GOL The First Airline For Everyone is what drives our best-in-Brazil aviation team.We are, and will continue to be, an even stronger Company.

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	4Q19	4Q18	% Var.	2019	2018	% Var.
RPK GOL – Total	10,806	10,244	5.5%	41,863	38,424	9.0%
RPK GOL – Domestic	9,630	9,037	6.6%	36,391	34,266	6.2%
RPK GOL – International	1,176	1,207	-2.6%	5,472	4,158	31.6%
ASK GOL – Total	13,257	12,506	6.0%	51,065	48,058	6.3%
ASK GOL – Domestic	11,667	10,901	7.0%	43,897	42,428	3.5%
ASK GOL – International	1,590	1,605	-0.9%	7,168	5,630	27.3%
GOL Load Factor – Total	81.5%	81.9%	-0.4 p.p.	82.0%	80.0%	2.0 p.p.
GOL Load Factor – Domestic	82.5%	82.9%	-0.4 p.p.	82.9%	80.8%	2.1 p.p.
GOL Load Factor – International	74.0%	75.2%	-1.2 p.p.	76.3%	73.9%	2.4 p.p.
Operating Data	4Q19	4Q18	% Var.	2019	2018	% Var.
Revenue Passengers - Pax on Board ('000)	9,660	8,944	8.0%	36,445	33,446	9.0%
Aircraft Utilization (Block Hours/Day)	12.2	11.5	6.1%	12.3	11.8	4.2%
Departures	68,228	63,431	7.6%	259,377	250,040	3.7%
Total Seats (‘000)	12,142	11,079	9.6%	45,574	42,968	6.1%
Average Stage Length (km)	1,089	1,108	-1.7%	1,114	1,098	1.5%
Fuel Consumption (mm liters)	382	365	4.7%	1,475	1,403	5.1%
Full-time Employees (at Period End)	16,113	15,294	5.4%	16,113	15,294	5.4%
Average Operating Fleet(6)	117	116	0.9%	113	112	0.9%
On-time Departures	86.2%	87.5%	-1.3 p.p.	89.0%	91.8%	-2.8 p.p.
Flight Completion	99.2%	98.6%	0.6 p.p.	98.1%	98.5%	0.4 p.p.
Passenger Complaints (per 1,000 pax)	0.88	1.31	-32.8%	1.12	1.75	-36.0%
Lost Baggage (per 1,000 pax)	2.08	2.19	-5.0%	2.09	2.03	3.0%
Financial Data	4Q19	4Q18(1)	% Var.	2019	2018(1)	% Var.
Net YIELD (R$ cents)	33.17	29.14	13.8%	31.24	27.67	12.9%
Net PRASK (R$ cents)	27.04	23.87	13.3%	25.61	22.13	15.7%
Net RASK (R$ cents)	28.69	25.59	12.1%	27.15	23.75	14.3%
CASK (R$ cents)(5)	21.10	24.19	-12.8%	21.97	21.57	1.9%
CASK Ex-Fuel (R$ cents)(5)	13.49	15.17	-11.1%	14.05	12.95	8.5%
Breakeven Load Factor(5)	60.0%	77.4%	-17.4 p.p.	66.3%	72.6%	-6.3 p.p.
Average Exchange Rate(2)	4.1158	3.8084	8.1%	3.9461	3.6558	7.9%
End of Period Exchange Rate(2)	4.0307	3.8748	4.0%	4.0307	3.8748	4.0%
WTI (Average per Barrel. US$)(3)	56.87	59.34	-4.2%	57.04	64.90	-12.1%
Price per Liter Fuel (R$)(4)	2.71	3.28	-17.4%	2.79	2.91	-4.1%
Gulf Coast Jet Fuel (Average per Liter, US$)(3)	0.49	0.52	-5.8%	0.50	0.47	6.4%

(1) Amounts restated in accordance with IFRS 16. (2) Source: Brazilian Central Bank; (3) Source: Bloomberg; (4) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (5) Excluding non-recurring expenses. (6) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding.

Domestic market

GOL’s domestic supply increased by 7.0%, and demand increased by 6.6% in comparison to 4Q18. As a result, the Company’s load factor reached 82.5%. GOL transported 9.2 million passengers in the quarter, an increase of 9.5% compared with the same period in 2018. In 2019, GOL’s domestic supply increased by 3.5%, and demand increased by 6.2% year-over-year. The Company is the leader in transporting passengers in the Brazilian market.

International market

GOL’s international supply decreased by 0.9%, and international demand decreased by 2.6% in 4Q19 compared to 4Q18. The Company’s load factor in 4Q19 was 74.0%, a decrease of 1.2 p.p. During the quarter, the Company transported 0.5 million passengers in the international market, the same as in 4Q18. In 2019, GOL’s international supply increased by 27.3%, and demand increased by 31.6% year-over-year.

Volume of Departures and Total Seats

The total volume of GOL departures was 68,228, an increase of 7.6% over 4Q18. The total number of seats available to the market was 12.1 million in the fourth quarter of 2019, increase of 9.6% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 13.3% in the quarter when compared to 4Q18, reaching 27.04 cents (R$), driven by a growth in net passenger revenue of 20.1% in the quarter. GOL’s net RASK was 28.69 cents (R$) in 4Q19, an increase of 12.1% over 4Q18. Net yieldincreased by 13.8% over 4Q18, reaching 33.17 cents (R$).

Operating Results

Recurring operating income (EBIT) for the quarter was R$1,006.3 million, an increase of R$830.0 million when compared to the same period of 2018. In 2019, recurring operating income reached R$2,645.0 million, an increase of 153% compared to 2018. Recurring operating margin was 26.5%, an increase of 21.0 p.p. over 4Q18. On a per available seat-kilometer basis, recurring EBIT was 7.59 cents (R$) in 4Q19, an increase of 6.19 cents (R$) compared to 4Q18.

EBITDA totaled R$1.5 billion in the period, an increase of 180.5% over 4Q18. EBITDA per available seat-kilometer was 11.05 cents (R$), an increase of 6.88 cents (R$) when compared to the same period last year.

EBIT and EBITDA reconciliation (R$ MM)*	4Q19	4Q18(1)	% Var.	2019	2018(1)	% Var.
Net Income (Loss)(2)	747.6	121.0	NM	691.6	(2,223.7)	-131.1%
(-) Income Taxes	124.5	74.5	67.1%	209.6	297.1	-29.5%
(-) Net Financial Result	134.0	(19.3)	NM	1,743.8	2,970.5	-41.3%
EBIT(2)	1,006.3	176.3	NM	2,645.0	1,043.9	153.4%
EBIT Margin(2)	26.5%	5.5%	21.0 p.p.	19.1%	9.1%	10.0 p.p.
(-) Depreciation and Amortization	458.6	345.8	32.6%	1,728.0	1,234.6	40.0%
EBITDA(2)	1,464.9	522.1	180.5%	4,373.0	2,278.5	91.9%
EBITDA Margin(2)	38.5%	16.3%	22.2 p.p.	31.5%	20.0%	11.5 p.p.
EBITDA Calculation (R$ cents/ASK)	4Q19	4Q18(1)	% Var.	2019	2018(1)	% Var.
Net Revenues	28.69	25.59	12.1%	27.15	23.75	14.3%
Operating Expenses(2)	(21.10)	(24.19)	-12.8%	(21.97)	(21.57)	1.9%
EBIT(2)	7.59	1.40	NM	5.18	2.18	137.6%
Depreciation and Amortization	(3.46)	(2.77)	24.9%	(3.38)	(2.57)	31.5%
EBITDA(2)	11.05	4.17	165.0%	8.56	4.75	80.2%

(1) Amounts restated in accordance with IFRS 16. (2) Excluding non-recurring expenses. * In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding.

Fleet

At the end of 4Q19, GOL's total fleet was 137 Boeing 737 aircraft, comprised of 130 NGs and 7 MAXs (the latter non-operational). At the end of 4Q18, GOL's total operating fleet was 121 aircraft, of which 6 were MAX aircraft. During the quarter, GOL entered a leasing contracts for 13 additional aircraft, of which 12 were 737-800 NG aircraft and 1 was a 737-700 NG aircraft. The average age of the Company's fleet was 9.9 years at the end of 4Q19.

Total Fleet at the End of Period	4Q19	4Q18	Var.	3Q19	Var.
B737s	137	121	+16	125	+12
B737-7 NG	24	24	0	24	0
B737-8 NG	106	91	+15	94	+12
B737-8 MAX	7	6	+1	7	0

As of December 31, 2019, the Company had 129 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 99 were orders for 737 MAX-8 and 30 orders were for 737 MAX-10.

Fleet Plan	2019	2020E	2021E	>2022E	Total
Operating Fleet at the End of the Year	137	140
Aircraft Commitments (R$ MM)*	-	-	7,113.8	58,666.1	65,779.9

 (*) Considers aircraft list price.

In February 2020, GOL signed sale and leaseback agreements on 11 Boeing 737 Next Generation (NG) aircraft. GOL’s aircraft transactions demonstrate the consistent market value of Boeing 737 aircraft and the continuous value creation for all of GOL's shareholders.

Relationship with Independent Auditors

When hiring services that are not related to external auditing from its independent auditors, Smiles bases its conduct on principles that preserve the auditor’s independence. Pursuant to internationally accepted standards, these principles consist of: (a) the auditors must not audit their own work, (b) the auditors must not execute managing functions for their clients and (c) the auditors must not represent their clients’ legal interests.

Based on the subparagraph III, article 2 of the CVM Instruction 381/2003, the Company adopts a formal procedure to hire services other than external auditing from our auditors. The procedure consists of consulting its Audit Committee to ensure that those services shall not affect the independence and the objectivity, required for the independent audit performance. Additionally, formal statements are required from the auditors regarding their independence while providing such services.

The Company informs that its independent auditor for the period, KPMG Auditores Independentes (“KPMG”) did not provide additional services not related to auditing in the 2018 fiscal year.

Glossary of industry terms

•        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

•        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

•        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

•        AVAILABLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

•        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

•        EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.

•        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

•        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

•        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

•        CHARTER: a flight operated by an airline outside its normal or regular operations.

•        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

•        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

•        LESSOR: the party renting a property or other asset to another party, the lessee.

•        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

•        LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).

•        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

•        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

•        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

•        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

•        PDP: credit for advance payments for aircraft purchases financing.

•        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

•        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

•        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

•        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

•        SUB-LEASES: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

•        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

•        WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

•        YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Comments on Business Forecast Trends

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Financial Outlook (Consolidated, IFRS)	2020E		2021E
	Previous	Revised	Preliminary
Total fleet (average)	134 to 139	135 to 139	137 to 141
Total operational fleet (average)	127	125	130
ASKs, System (% change)	7 to 9	7 to 9	7 to 9
- Domestic	6 to 9	6 to 9	6 to 9
- International	15 to 20	7 to 10	15 to 20
Seats, System (% change)	6 to 8	8 to 10	6 to 8
Departures, System (% change)	6 to 8	7 to 9	8 to 10
Net revenues (R$ billion)	~15.5	~15.4	~17.0
EBITDA margin (%)	~30	~30	~31
EBIT margin (%)	~19	~19	~20
Pre-tax margin(1) (%)	~13	~13	~13
Effective income tax rate (%)	~15	~15	~15
Minority interest (R$ MM)	~311	~250	~270
Net Debt / EBITDA(3) (x)	~2.0x	~2.0x	~1.9x
Fully-diluted shares out. (2) (MM)	391	391	391
EPS, fully diluted(1) (R$)	2.80 to 3.30	2.65 to 3.15	4.00 to 4.70
Fully-diluted ADS out. (2) (MM)	195.5	195.5	195.5
EPADS, fully diluted(1) (US$)	1.40 to 1.65	1.25 to 1.50	1.90 to 2.30

(1) Excluding currency gains and losses and Unrealized gains/losses on Exchangeable Notes. (2) Assumes stock option exercises and conversion of the Exchangeable Notes. (3) Excluding Perpetual and Exchangeable Notes.

Report of the Statutory Audit Committee (CAE)

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), with three independent members who are members of the Board of Directors and are elected by the board members annually. One of these members is qualified as a Financial Specialist. Under the terms of its charter, CAE’s main duties include supervising the quality and integrity of financial reports and statements, the compliance with legal, regulatory and statutory standards, the compliance with the processes related to risk management, policies and procedures for internal controls and the activities of the internal auditors. In addition, CAE supervises the work of the independent auditors, including their independence, the quality, and adequacy of the services provided, in addition to any differences of opinion with the management and approves the fees charged by them.  Provides for the registration and exercise of independent audit activity within the scope of the Brazilian securities market (CVM), in addition to performing the function of Audit Committee, in compliance with the provisions of the Sarbanes Oxley Act, to which the Company is subject as a company registered with the Securities and Exchange Commission (“SEC”). Transactions with related parties, activities related to monitoring risks and compliance and the functioning of the complaints channel installed are also supervised by the CAE.

The activities carried out by CAE, through 6 meetings, for the year ended December 31, 2019, include:

•	The CAE coordinator established the agendas and chaired the CAE meetings;
•	Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the 2019 fiscal year;
•

Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit about improvements in the internal control environment are discussed with the responsible members of the management/board to implement continuous improvements. Supervised and analyzed the effectiveness, quality, and integrity of the internal control mechanisms, in order, among others, to monitor the compliance with the provisions related to the integrity of the financial statements, including the quarterly earnings release and other interim statements;

•

Jointly supervised with the Management and the internal audit the agreements of different nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, to verify the compliance with the Company’s policies and controls in relation to the operations with related parties;

•

Gathered together with the independent auditors, Ernst & Young, until the issue of the quarterly earnings release for the three-month period ended March 31, 2019, and KPMG Auditores Independentes, having dealt with, among others, the following subjects: relationship and communication between CAE and the external auditors, scope of the auditors’ work, as well as the conclusions presented through the work plan of the Independent Auditors; and

•	Prepared CAE’s activity and operations report in 2019, following good corporate governance practices, as well as the applicable regulations.

Internal Control Systems

Based on the agenda defined for the 2019 fiscal year, CAE addressed the main issues related to the Company’s internal controls, evaluating the actions to mitigate risks and the commitment of the top management to its continuous improvement.

As a result of the meetings with the Company’s internal areas, the Statutory Audit Committee had the opportunity to offer suggestions to the Board of Directors to improve the processes, supervising the results already obtained in 2019.

Based on the work carried out throughout 2019, CAE believes that the internal control system of the Company and its subsidiaries is appropriate to the size and complexity of its business and structured to guarantee the efficiency of its operations, of the systems that generate financial reports, as well as the compliance with applicable internal and external standards.

Management of Corporate Risks

CAE members, within their legal duties and responsibilities, received information from the Management on the relevant corporate risks, including continuity risks, making their assessments and recommendations to increase the effectiveness of risk management processes, directly at meetings of the Board of Directors, contributing and ratifying the actions implemented in 2019.

Conclusion

CAE deemed the facts submitted to the body at the time of the work carried out and described in this Report to be appropriate, recommending, in its opinion, the approval of the Company’s audited financial statements for the year ended on December 31, 2019.

São Paulo, February 28, 2020.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Legal Opinion of the Fiscal Council

The Fiscal Council of Gol Linhas Aéreas Inteligentes S.A., within its legal and statutory duties, having examined the Management’s Report, the Statements of financial position, the statements of operations, the comprehensive income statement, the cash flow statement, the statement of changes in the shareholders’ equity, the statement of added value and the respective notes, individual and consolidated, related to the fiscal year ended on December 31, 2019, and accompanied by the independent auditors’ report, issues an opinion that the aforementioned pieces duly reflect the Company’s equity situation and economic-financial position on December 31, 2019, recognizing that they are able to be deliberate by the annual Shareholders’ Meeting.

São Paulo, February 28, 2020.

Renato Chiodaro

Chairman of the Fiscal Council

Marcelo Moraes

Member of the Fiscal Council

Marcela de Paiva

Member of the Fiscal Council

Executive Officers’ Statement on the Financial Statements

In compliance with the provisions of CVM Instruction 480/09, the officers state that they have discussed, reviewed and agreed with the financial statements for the year ended on December 31, 2019.

São Paulo, February 28, 2020.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

Executive Officers’ Statement on the Independent Auditor’s Report

In compliance with the provisions in CVM Instruction 480/09, the Board states that it has discussed, reviewed and agreed with the opinion issued in the report of the independent auditor, KPMG Auditores Independentes, on the individual and consolidated financial statements for the year ended on December 31, 2019.

São Paulo, February 28, 2020.

Paulo Sérgio Kakinoff

President and Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President and Chief Financial Officer

Report on the Audit of the Individual and Consolidated Financial Statements

To the shareholders and Board members and Officers of GOL Linhas Aéreas Inteligentes S.A. São Paulo – SP
Opinion

We have audited the individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“the Company”), respectively referred to as Individual and Consolidated, which comprise the statement of financial position as at December 31, 2019, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual financial position of the Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2019, and of its individual financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2019, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We call attention to note 38.3 to the individual and consolidated financial statements, which describes that on a meeting held on February 4, 2020, the Board of Directors decided to hold the Company’s Extraordinary General Meeting on March 5, 2020, calling on shareholders to examine and deliberate on the Protocol and Justification (“Protocolo e Justificação”) that establishes the terms and conditions of the corporate reorganization. In this reorganization process, the shares issued by the subsidiary Smiles Fidelidade S.A. (“Smiles”) will be merged into by the other subsidiary Gol Linhas Aéreas S.A. (“GLA”), and the shares issued by GLA will be merged by the Company, becoming the Company, as a result of indirectly holding all shares issued by the Smiles, with the consequent merging of operations and shareholder bases of the Company and Smiles. Our opinion is not qualified in this respect.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recognition and measurement of miles and expired miles revenue (“breakage”)
See footnotes 4.18.1, 4.18.3, 4.23.2, 23, 29, 32.2 of the accompanying consolidated and individual financial statements
Key audit matter	How our audit conducted this matter

The Company initially recognizes revenue related to the redemption of miles issued and accumulated as deferred revenue and recognizes the related revenue through the redemption of miles by the Program participants.

The recognition and measurement of the revenue also considers the estimated amount of miles that will be expired unused, which are recorded as breakage revenue, based on the calculation that estimates the miles that will expire unused.

The recognition and measurement of breakage revenue request significant judgment of the Company to determine the expected miles that will expire unused. The Company considers the historical behavior of expired miles, and the potential of expiration, which is based on the loyalty program policies that varies according to the category of benefits that each client is entitled to.

Additionally, the recognition of breakage and miles revenue is highly dependent on the functionality of the information systems and the controls related to the process of accumulating and redeeming miles for the revenue being recognized effectively at the redemption made by the Program participant.

Due to the reasons above mentioned, this topic was considered one of the key audit matters.

Our audit procedures comprised the following, but were not limited to:
	•	Evaluation, with the involvement of information technology experts, of the information technology environment and the design of automatic controls used to process miles revenue recognition.
	•	Performing substantive tests, based on samples, with the purpose of validating the accumulated and redeemed miles rollforward.
	•	Obtaining and evaluating the reconciliations, prepared by the Company, of the trade accounts receivable, comparing the balance to the accounting positions at the reporting date, respectively.
•

Confirming trade accounting receivables with credit cards operators which Company transacted throughout the fiscal year and non- airlines partners, the latest ones based on sample, comparing the confirmed balances with accounting records at the reporting date.

	•	Evaluating, through sample, agreements established with partners, and if miles unitary amount used for recognition and measurement of revenue was in compliance with the respective agreements.
•

Evaluating the assumptions related to the estimate of miles that will expire unused in order to determine the estimated amount of breakage revenue to be recognized, comparing the assumptions to historical data of expired miles by client.

•

Performing substantive tests, based on sample, to evaluate, if the data related to accumulated miles used to determine the estimated miles that will expire unused is according to the benefits offered in each category of the Program to each client.

The deficiencies related to the design of internal controls that came to our attention linked to the recognition and measurement of  breakage and miles revenue have influenced the extension and nature of our substantive audit procedures in order to obtain enough and appropriate audit evidence of the miles and breakage revenue.

Based on the above-summarized results of audit procedures, we consider the balance of breakage and miles revenue, as well as the respective disclosures, in the context of individual and consolidated financial statements taken as a whole for the year ended December 31, 2019.

Going concern
See note 1.1 to the individual and consolidated financial statements
Key audit matter	How the audit addressed this issue

On December 31, 2019, the Company presents in its individual and consolidated financial statements negative shareholders' equity and negative working capital.

In order to assess the use of the going concern assumption when preparing the individual and consolidated financial statements for the year ended as of December 31, 2019, the Company, based on its assessment, concluded that there is no material uncertainty regarding its ability to continue operating for the foreseeable future.

This assessment involves judgments and contains uncertainties related to the assumptions used to determine future cash flows and relevant macroeconomic and sectorial assumptions, such as forecasts of the dollar exchange rate and the price of fuel.

This matter was considered as one of the main audit matters due to the judgment inherent in the process of determining the estimates and basic assumptions of this assessment, specifically those associated with the determination of cash flow projections, and the impact that any significant change in these assumptions could have. in the assessment of the assumption of business continuity and, consequently, in the individual and consolidated financial statements for the year ended December as of 31, 2019.

Our audit procedures included, but were not limited to:
•

Obtaining and analyzing the evaluation prepared by the Company regarding the uncertainties related to the ability to continue operating and the evaluation of the cash flow projections prepared by the Company and approved by the Board of Directors.

•

With the assistance of our Corporate Finance specialists, we evaluated the assumptions used in determining the cash flow projections, considering realized results, external data and market conditions, as well as the consistency of the projections used by the Company used in the assessment of the assumption of operational continuity with projections duly approved by the Board of Directors.

•

We also evaluated the Company's plans approved by the Board of Directors for future actions in relation to operational continuity, we read the contractual terms of debentures and loans, considering a potential material breach, as well as the minutes of the shareholders' meetings, those responsible for the governance and relevant committees.

•

We also assessed the adequacy of the information disclosed in the Company's individual and consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider acceptable the Company's judgment that there is no material uncertainty related to operating continuity, in the context of the financial statements taken as a whole, for the year ended December 31, 2019.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement and are consistent with the overall individual and consolidated financial statements.

Corresponding audited values

The individual and consolidated balance sheets as of December 31, 2018 and the individual and consolidated statements of income, comprehensive income, changes in equity and cash flows and respective notes for the year ended on that date, presented as corresponding amounts in the individual and consolidated financial statements for the current year, were previously audited by other independent auditors, who issued a report dated February 27, 2019, without modification. The corresponding amounts related to the individual and consolidated statements of added value (DVA), for the year ended December 31, 2018, were submitted to the same audit procedures by those independent auditors and, based on their examination, those auditors issued a report without modification.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
-

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

-

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 28, 2020

KPMG Auditores Independentes CRC 2SP014428/O-6 (Original in Portuguese signed by) Márcio Serpejante Peppe Accountant CRC 1SP233011/O-8

Statements of Financial Position December 31, 2019 and 2018 (In thousands of Reais - R$)

		Parent Company		Consolidated
Assets	Note	2019	2018	2019	2018

Current Assets
Cash and cash equivalents	6	1,016,746	282,465	1,645,425	826,187
Short-term investments	7	673	92,015	953,762	478,364
Restricted cash	8	6,399	-	304,920	133,391
Trade receivables	9	-	-	1,229,530	853,328
Inventories	10	-	-	199,213	180,141
Recoverable taxes	11	5,163	5,279	309,674	360,796
Derivative assets	34.2	-	-	3,500	-
Advance to suppliers and third parties	13	37	-	142,338	55,132
Other Assets		79,587	425,913	139,015	423,496
Total current assets		1,108,605	805,672	4,927,377	3,310,835

Non-current
Deposits	14	112,502	108,386	1,968,355	1,612,295
Restricted cash	8	-	39,784	139,386	688,741
Advance to suppliers and third parties	13	-	-	48,387	-
Recoverable taxes	11	22,449	24,789	174,142	95,873
Deferred taxes	12	56,903	24,209	59,809	73,822
Other credits and amounts		-	-	991	-
Related parties	28	3,440,701	2,294,143	-	-
Derivative assets	34.2	143,969	-	143,969	-
Investments	15	501,986	437,875	1,254	1,177
Property, plant and equipment	16	240,379	202,698	6,058,101	2,818,057
Intangible assets	17	-	-	1,776,675	1,777,466
Total Non-current assets		4,518,889	3,131,884	10,371,069	7,067,431

Total		5,627,494	3,937,556	15,298,446	10,378,266

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Financial Position December 31, 2019 and 2018 (In thousands of Reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	2019	2018	2019	2018

Current liabilities
Loans and financing	18	1,359,547	123,873	2,543,039	1,103,206
Leases	19	-	-	1,404,712	255,917
Suppliers	20	19,116	10,765	1,286,275	1,403,815
Suppliers - forfaiting	21	-	-	554,467	365,696
Salaries		137	478	396,010	368,764
Taxes payable	22	4,261	8,944	116,523	111,702
Landing fees		-	-	728,339	556,300
Air traffic liability	23	-	-	1,966,148	1,673,987
Mileage program		-	-	1,009,023	826,284
Advances from customers		-	-	16,424	169,967
Provisions	24	-	-	203,816	70,396
Derivatives	34.2	-	-	9,080	195,444
Other liabilities		-	5,263	128,744	99,078
Total current liabilities		1,383,061	149,323	10,362,600	7,200,556

Non-current liabilities
Loans and financing	18	5,235,593	4,535,229	5,866,802	5,340,601
Leases	19	-	-	4,648,068	656,228
Suppliers	20	-	-	10,142	120,137
Provisions	24	-	-	1,053,240	829,198
Mileage program		-	-	171,651	192,569
Deferred taxes	12	-	-	244,041	227,290
Taxes payable	22	-	7,794	84	54,659
Related parties	28	163,350	-	-	-
Derivatives	34.2	-	-	11,270	214,218
Provision for loss on investment	15	6,498,660	4,200,243	-	-
Other liabilities		23,501	30,379	35,965	48,161
Total non-current liabilities		11,921,104	8,773,645	12,041,263	7,683,061

Equity (deficit)
Capital stock	25.1	3,008,178	2,942,612	3,008,178	2,942,612
Advances for future capital increase		584	2,818	584	2,818
Treasury shares	25.2	(102,543)	(126)	(102,543)	(126)
Capital reserves		225,276	205,889	225,276	205,889
Equity valuation adjustments		188,247	259,962	188,247	259,962
Accumulated losses		(10,996,413)	(8,396,567)	(10,996,413)	(8,396,567)
Deficit attributable to equity holders of the parent company		(7,676,671)	(4,985,412)	(7,676,671)	(4,985,412)

Non-controlling interest (NCI)		-	-	571,254	480,061
Total deficit		(7,676,671)	(4,985,412)	(7,105,417)	(4,505,351)

Total liabilities and deficit		5,627,494	3,937,556	15,298,446	10,378,266

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations

Fiscal year ended on December 31, 2019 and 2018

(In thousands of Reais - R$, except Basic and Diluted Earnings (Loss) per Share)

		Parent Company		Consolidated
	Note	2019	2018	2019	2018
Net revenue
Passenger		-	-	13,077,743	10,633,488
Cargo and other		-	-	786,961	777,866
Total net revenue	29	-	-	13,864,704	11,411,354

Cost of services provided	30	-	-	(9,807,028)	(9,135,311)
Gross profit		-	-	4,057,676	2,276,043

Operating income (expenses)
Selling expenses		-	-	(902,669)	(761,926)
Administrative expenses		(212,783)	(25,551)	(1,341,698)	(1,028,709)
Other income and expenses, net		43,054	562,571	319,353	914,167
Total operating expenses	30	(169,729)	537,020	(1,925,014)	(876,468)

Equity results	15	509,926	(852,866)	77	387

Income (loss) before financial results, exchange rate variation, net and income taxes		340,197	(315,846)	2,132,739	1,399,962

Financial results
Financial income		155,838	108,969	389,563	259,728
Financial expenses		(550,278)	(440,119)	(1,748,265)	(1,061,089)
Total financial results	31	(394,440)	(331,150)	(1,358,702)	(801,361)

Income (loss) before exchange rate variation, net and income taxes		(54,243)	(646,996)	774,037	598,601

Exchange rate variation, net	31	(87,133)	(433,239)	(385,092)	(1,081,197)

Income (loss) before income taxes		(141,376)	(1,080,235)	388,945	(482,596)

Income taxes
Current		(8,591)	(1,664)	(178,621)	(52,139)
Deferred		32,694	(3,494)	(30,986)	(244,989)
Total income (loss) taxes	12	24,103	(5,158)	(209,607)	(297,128)

Net income (loss) for the year		(117,273)	(1,085,393)	179,338	(779,724)

Net income (loss) attributable to:
Equity holders of the parent company		(117,273)	(1,085,393)	(117,273)	(1,085,393)
Non-controlling interest shareholders		-	-	296,611	305,669

Basic loss per share	26
Per common share		(0.010)	(0.089)	(0.010)	(0.089)
Per preferred share		(0.333)	(3.115)	(0.333)	(3.115)

Diluted loss per share	26
Per common share		(0.010)	(0.089)	(0.010)	(0.089)
Per preferred share		(0.333)	(3.115)	(0.333)	(3.115)

The accompanying notes are an integral part of these consolidated financial statements.

Statements of comprehensive income

Fiscal year ended on December 31, 2019 and 2018

(In thousands of Reais - R$)

	Parent Company		Consolidated
	2019	2018	2019	2018

Net income (loss) for the year	(117,273)	(1,085,393)	179,338	(779,724)

Other comprehensive income (loss) to be reclassified to profit and loss in subsequent years

Actuarial losses from post-employment benefits	(41,045)	-	(41,045)	-
Cash flow hedge, net of Income tax and social contribution	(30,021)	(420,706)	(30,021)	(420,706)
	(71,066)	(420,706)	(71,066)	(420,706)

Total comprehensive Income (loss) for the year	(188,339)	(1,506,099)	108,272	(1,200,430)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(188,339)	(1,506,099)	(188,339)	(1,506,099)
Non-controlling interest shareholders	-	-	296,611	305,669

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Changes of changes in equity Fiscal year ended on December 31, 2019 and 2018 (In thousands of Reais - R$)

	Parent Company and Consolidated (a)
				Capital reserves			Equity valuation adjustment
	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefit	Net gains from purchase/sale of non-controlling interest	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances on December 31, 2017	2,927,184	-	(4,168)	17,783	70,979	119,308	(79,316)	-	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – (IFRS 9)	-	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive income, net	-	-	-	-	-	-	(420,706)	-	-	-	(420,706)	-	(420,706)
Stock options exercised	15,428	2,818	-	-	-	-	-	-	-	-	18,246	-	18,246
Stock Options of stock option in subsidiary	-	-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments	-	-	-	-	-	17,790	-	-	-	-	17,790	782	18,572
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury shares buyback	-	-	(15,929)	-	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	-	-	19,971	(286)	-	(19,685)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)	305,669	(779,724)
Dividends and interest on shareholders’ equity paid by Smiles	-	-	-	-	-	-	-	-	-	-	-	(172,865)	(172,865)
Dividends and interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	(67,012)	(67,012)
Balances as of December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
								-
Initial adoption of accounting standards	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted balance as of 1st, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)		759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive income (loss), net	-	-	-	-	-	-	(30,021)	(41,045)	-	-	(71,066)	-	(30,021)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	(117,273)	(117,273)	296,611	179,338
Total comprehensive income (loss) for the year	-	-	-	-	-	-	(30,021)	(41,045)	-	(117,273)	(188,339)	296,611	108,272
Advances for future capital increase	-	584	-	-	-	-	-	-	-	-	584	-	584
Stock options exercised	65,566	(2,818)	-	-	-	7,137	-	-	-	-	69,885	2,366	72,251
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Treasury shares buyback	-	-	(102,417)	-	-	-	-	-	-	-	(102,417)	-	(102,417)
Subscription warrants	-	-	-	-	12,250	-	-	-	-	-	12,250	-	12,250
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	(208,177)	(208,177)
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)

(a)    On December 31, 2019, the equalization between the DMPL of the subsidiary and the consolidated was carried out, impacting the parent company's capital and retained earnings by R$113,328 retroactive to December 31, 2017(unaudited).

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Cash Flows Fiscal year ended on December 31, 2019 and 2018 (In thousands of Reais - R$)

	Parent Company		Consolidated
	2019	2018	2019	2018

Net income (loss) for the year	(117,273)	(1,085,393)	179,338	(779,724)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation and amortization	-	-	1,727,982	668,516
Provision for expected credit losses	-	-	5,668	(9,789)
Provision for legal proceedings	-	-	195,465	243,860
Provision for inventory obsolescence	-	-	2,168	5,023
Provision for loss on advances from suppliers	161,228	-	161,228	-
Adjustment to present value of advance from suppliers	-	-	10,604	-
Deferred taxes	(32,694)	3,494	30,986	244,989
Equity pick up method	(509,926)	852,866	(77)	(387)
Share-based payments	-	17,790	40,725	18,572
Actuarial losses from post-employment benefits	-	-	4,907	-
Foreign exchange, net	82,657	300,778	399,174	946,732
Interest on loans and financing and leases	344,192	289,343	1,126,527	679,985
Provision for aircraft and engine return	-	-	231,821	-
Provision for maintenance reserve	-	-	75,451	65,334
Result of derivatives recognized in profit or loss	23,230	-	22,022	(13,239)
Unrealized hedge results	(40,717)	-	(40,717)	-
Termination of obligation due to contractual term reduction	-	-	(275,921)	-
Provision for labor obligations	-	-	(280,320)	127,618
Disposals of property, plant and Equipment and intangible assets	3,301	214,475	152,017	90,639
Other provisions	-	-	(14,602)	-
Adjusted net income (loss)	(86,002)	593,353	3,754,446	2,288,129

Changes in operating assets and liabilities:
Trade receivables	-	-	(384,147)	95,844
Short-term investments	169,052	694,273	162,167	695,831
Inventories	-	-	(21,240)	(6,673)
Deposits	(2,141)	(41,166)	(399,345)	(402,495)
Recoverable taxes	2,456	-	(27,147)	-
Suppliers	8,335	(2,787)	(232,021)	16,382
Suppliers - forfaiting	-	-	188,771	267,502
Advance from ticket sales	-	-	292,161	197,473
Mileage program	-	-	161,821	65,535
Advances from customers	-	-	(153,543)	148,249
Salaries	(341)	167	307,566	(64,308)
Landing fees	-	-	172,039	190,649
Taxes obligation	(20,375)	(5,774)	179,706	127,663
Derivatives	-	-	(124,548)	(20,998)
Receipt (payment) of fuel derivative bonus	-	-	(43,008)	29,383
Advance to suppliers and third parties	(161,265)	-	(305,906)	-
Payments for lawsuits and aircraft return	-	-	(317,591)	(236,882)
Provisions	-	-	-	-
Operating leases	-	-	-	103,838
Prepaid expenses	(1,728)	-	(49,352)	-
Other assets and liabilities, net	(23,052)	(328,933)	501	(736,638)
Interest paid	(330,824)	(291,216)	(470,794)	(508,973)
Income tax paid	(984)	(2,532)	(229,460)	(167,642)
Net cash flows from operating activities	(446,869)	615,385	2,461,076	2,081,869

Transactions with related parties	(758,935)	(379,223)	-	-
Short-term investments	-	-	(501,607)	(163,218)
Restricted cash	33,385	(1,352)	377,826	(548,928)
Interests received	5,950	-	-	-
Receipt of dividends and interest on shareholders’ equity through subsidiary	234,831	245,178	-	543
Advances for property, plant and equipment acquisition, net	(40,982)	(94,160)	(30,804)	(106,628)
Receipt of aircraft sales	348,389	-	348,389	-
Acquisition of fixed assets	-	-	(872,570)	(686,946)
Acquisition of intangible assets	-	-	(75,845)	(82,079)
Net cash flows used in investing activities	(177,362)	(229,557)	(754,611)	(1,587,256)

Statement of Cash Flows Fiscal year ended on December 31, 2019 and 2018 (In thousands of Reais - R$)

	Parent Company		Consolidated
	2019	2018	2019	2018

Loans and financing issued, net of costs	1,707,935	486,735	2,275,615	1,703,933
Costs of borrowing and repurchasing securities	(69,924)	(8,578)	(80,953)	(39,926)
Loan and financing payments	(50,320)	-	(793,537)	(1,318,349)
Early payment of senior notes	-	(630,988)	-	(630,989)
Leases payments	-	-	(1,617,677)	(251,557)
Treasury share buyback	(102,417)	(15,929)	(102,417)	(15,929)
Derivative premium payment	(153,252)	-	(407,322)	-
Dividends and interest on shareholders’ equity paid to non-controlling interests	-	-	(210,242)	(219,493)
Warrants	12,250	-	12,250	-
Capital increase	31,526	15,428	31,526	15,428
Capital increase from non-controlling interests	-	-	-	875
Shares to be issued	584	2,818	584	2,818
Transactions with related parties	-	(136,420)	-	-
Net cash flows (used in) from financing activities	1,376,382	(286,934)	(892,173)	(753,189)

Foreign exchange variation on cash held in foreign currencies	(17,870)	79,844	4,946	57,901

Net (decrease) increase in cash and cash equivalents	734,281	178,738	819,238	(200,675)

Cash and cash equivalents at the beginning of the year	282,465	103,727	826,187	1,026,862
Cash and cash equivalents at the end of the year	1,016,746	282,465	1,645,425	826,187

The transactions that don’t affect the cash are presented in Note 35 of these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Added Value Fiscal year ended on December 31, 2019 and 2018 (In thousands of Reais - R$)

DVA

	Parent Company		Consolidated
	2019	2018	2019	2018
Revenues
Passengers, cargo and other	-	-	14,432,648	12,091,380
Other operating income	43,054	956,261	319,354	1,203,364
Allowance for doubtful accounts	-	-	(5,668)	24,804
	43,054	956,261	14,746,334	13,319,548
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(4,047,344)	(3,958,158)
Material, electricity, third-party services and others	(207,078)	(415,129)	(3,182,978)	(2,952,394)
Aircraft insurance	-	-	(25,676)	(20,543)
Sales and marketing	(338)	(307)	(670,392)	(607,772)
Gross added value (used)	(164,362)	540,825	6,819,944	5,780,681

Depreciation and amortization	-	-	(1,727,982)	(668,516)
Net added value produced (used) by the company	(164,362)	540,825	5,091,962	5,112,165

Value added received in transfer
Equity results	509,926	(852,866)	77	387
Financial income	155,838	35,983	389,563	2,143,254
Total added value to be distributed (distributed)	501,402	(276,058)	5,481,602	7,255,806

Distribution of value added:
Salaries	3,969	3,439	1,613,227	1,516,591
Benefits	-	-	194,429	165,316
FGTS	-	(309)	132,135	103,354
Personnel	3,969	3,130	1,939,791	1,785,261

Federal taxes	(22,632)	11,991	1,170,909	1,035,625
State taxes	-	-	21,750	20,762
Municipal taxes	-	-	4,119	3,752
Tax, charges and contributions	(22,632)	11,991	1,196,778	1,060,139

Interest	637,308	794,173	2,101,853	4,007,639
Rent	-	-	63,613	1,182,325
Other	30	41	229	166
Third-party capital remuneration	637,338	794,214	2,165,695	5,190,130

Net earnings (loss) for the Fiscal Year	(117,273)	(1,085,393)	(117,273)	(1,085,393)
Net income for the year attributable to non- controlling interests	-	-	296,611	305,669
Remuneration of own capital	(117,273)	(1,085,393)	179,338	(779,724)

Total added value distributed	501,402	(276,058)	5,481,602	7,255,806

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.   Operating Context

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company’s bylaws provide that it has as its corporate purpose the exercise of share control of GOL Linhas Aéreas S.A. (“GLA”), through subsidiaries or affiliated companies, as well as exploring:

•	regular and non-scheduled air transportation services for passengers, cargo and postal bags, at national and international levels, as per the concessions of the due authorities;
•	complementary air transportation service activities by chartering passengers, cargo and postal bags;
•	provision of maintenance services, repair of aircraft, own or third parties, engines, parts, and pieces;
•	provision of aircraft hangar services;
•	provision of courtyard and runway service, the supply of flight attendants and aircraft cleaning;
•	development of other activities related or complementary to air transportation and the other activities described above;
•	development of loyalty programs; and
•	interest in the capital of other companies as a partner or shareholder.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to applying differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

As of March 11, 2019, as a result of the second accident involving a Boeing 737 Max 8 aircraft, the Company’s Management decided to suspend the operation of its seven aircraft prior to this being mandated by regulatory authorities, given that safety is the Company’s number one priority. As a result of this strategy, the Company quickly reconfigured its flight network. The use of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly the United States of America. The Company did not need and does not intend to interrupt any of its routes due to the suspension of the use of these aircraft.

The management assessed and carried out impairment tests for these aircraft by comparing their carrying amount with the market value indicated in independent specialized publications (“BlueBook”), concluding that there are no losses related to the right-of-use asset and, therefore, no provision was recognized.

On December 10, 2019, Delta Airlines completely ended the process of divesting its equity interest in GOL through the negotiation of its preferred shares. This interest in GOL was held only for investment purposes and the revenues from the agreements with Delta represented only around 0.4% of GOL’s total revenues.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.1.    Capital Structure and Net Working Capital

As of December 31, 2019, the Company had a consolidated deficit of R$7,676,671 (R$4,985,412 on December 31, 2018) and a negative net working capital of R$5,435,223 (R$3,889,721 on December 31, 2018). The increase in consolidated deficit is mainly a consequence of the initial adoption of IFRS 16 - “Leases”, with an impact of R$2,436,334 in the consolidated financial statements.

Management has made an assessment and concluded that the Company is able to continue as a going concern and to meet its obligations, as and when they fall due, for the foreseeable future. This assessment considers the sale of 11 aircraft which was announced subsequent to year-end on February 11, 2020 (see note 38.4) and is expected to reduce the Company’s net debt by approximately R$500,000, reducing the Company’s leases liability by R$130,000 and increasing cash and cash equivalents by R$370,000. The Company plans to use large portion of the balance to pay down its financial debts.

Furthermore, Management’s assessment considers the Company’s business plan including future actions planned by Management, as well as other relevant macroeconomic and sector specific assumptions, like actual forecasts of the USD foreign exchange rate and fuel prices. Management’s assessment also considers that the Company carried out several initiatives to adjust its fleet size and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

According to Management’s assessment, the consolidated current assets and the forecasts of net cash flows generated by operating activities will be sufficient to meet the Company’s need for working capital and capital expenditures for the foreseeable future.

Based on this assessment, Management concluded that there are no material uncertainties related to the Company’s ability to continue as a going concern. Therefore, the Company’s consolidated financial statements have been prepared on a going concern basis.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.2.     Corporate Structure

The corporate structure of the Company and its subsidiaries, on December 31, 2019, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of Interest in the Capital Stock
					2019	2018
Offshore Subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft Acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Fund-Raising	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Fund-Raising	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight Transportation	Direct	100.0	100.0
AirFim	11/07/2003	Brazil	Investment Fund	Indirect	100.0	100.0
Sul América Gol Max	03/14/2014	Brazil	Investment Fund	Indirect	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty Program	Direct	52.6	52.7
Smiles Viagens	08/10/2017	Brazil	Tourism Agency	Indirect	52.6	52.7
Smiles Fidelidade Argentina (a)	11/07/2018	Argentina	Loyalty Program	Indirect	52.6	52.7
Smiles Viagens Argentina (a)	11/20/2018	Argentina	Tourism Agency	Indirect	52.6	52.7
Fundo Sorriso	07/14/2014	Brazil	Investment Fund	Indirect	52.6	52.7
Company in Shareholding:
SCP Trip	04/27/2012	Brazil	Flight Magazine	Indirect	60.0	60.0
Associate:
Netpoints (b)	11/08/2013	Brazil	Loyalty Program	Indirect	-	25.4

(a)   Companies with functional currency in Argentine pesos.

(b)   On February 1, 2019, the subsidiary Smiles Fidelidade sold its equity interest in the affiliate for the total amount of R$914, recognized in the consolidated statement of income under “Other operating income”.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc., are entities incorporated with the specific purpose of continuing the Company’s operations. They do not have their own governing body and do not have autonomy in the decision-making process; therefore, the assets and liabilities of these entities are consolidated in the parent company’s financial statements.

On November 7 and 20, 2018, the subsidiaries Smiles Fidelidade S.A. and the subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A. were incorporated, both based in Buenos Aires, Argentina, with the purpose of promoting the operations of the Smiles Program and the sale of airline tickets in that country.

On August 10, 2017, the subsidiary Smiles Fidelidade acquired all shares of Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is the intermediation of travel organization services, including the reservation or sale of airline tickets, accommodation, tourism packages, among others. Smiles Viagens started operations in January 2018.

The company was the direct parent company of Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), which was closed on September 14, 2018.

1.3.    Corporate Reorganization Plan

On December 9, 2019, and February 4, 2020, through a Material Fact, the Company, together with its subsidiaries, announced the corporate reorganization plans with the main purpose of ensuring the long-term competitiveness of GOL Group, by aligning the interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of companies, reducing the operating, administrative and financial costs and expenses, and increasing the market liquidity for all GOL’s shareholders, through the exchange of shares between Smiles and GLA.

Historically and around the world, the main existing loyalty programs are controlled and managed by airlines. Airline tickets are consistently the most relevant reward category demanded by members of loyalty programs. GOL Group is made up of national leaders in both markets, with a current share of around 38% of the Brazilian passenger air transportation market and a share of over 50% of the Brazilian loyalty program market. In Brazil, competition in both the passenger air transportation and loyalty program markets has become more challenging in recent years. GOL group has made intense and coordinated efforts to increase the attractiveness of GLA’s passenger air transportation products and the attractiveness of Smiles’ loyalty program to its clients and partners.

Despite such efforts, limitations of the Operational Agreement and the existence of different governance and shareholder bases revealed obstacles to the capacity of the necessary investments and the optimization in the coordination of the development of offers and products. In the context of this scenario, the parent company GOL concluded that:

(i)    having separate corporate structures for the two main business areas of the group is not in the best interest of GOL’s shareholders,

(ii)   as announced on November 7, 2018, GLA does not intend to renew the Operational Agreement with the subsidiary Smiles, which is expected to end in 2032, and

(iii)  the Reorganization is the move that will generate the greatest value for the companies and their respective shareholders, among other factors, by:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

•      ensuring the long-term competitiveness in its main markets (air travel and loyalty programs);

•      simplifying GOL’s shareholding structure, aligning the interests of all shareholders and increasing the liquidity in the market for shares traded;

•      improving and generating greater efficiency in the governance and decision-making process, by increasing the administrative coordination and sharing the business plan and definition of purposes for all companies in the GOL group;

•      full integration (as opposed to mere consolidation) of the financial and operating results of operations, statements of financial position and cash flows of Smile and GLA, thus allowing the airline to compete more effectively and the loyalty program to benefit from the better positioning of its main business partner;

•      improving the product offer for GLA passengers and Smiles Program members and business partners.

The implementation of the Reorganization will be conditional on the approval of its terms and conditions by the majority of the holders of outstanding shares of Smiles. Accordingly, (i) the terms and conditions of the Reorganization, as described below, will not be subject to negotiation with the Company’s Management and (ii) there will be no creation of an independent special committee, as provided for in CVM Guidance Opinion 35/2008.

The Company does not intend to request the listing of its shares in B3’s Novo Mercado segment and, therefore, the Reorganization will be subject, additionally, to the approval of Smiles’ minority shareholders pursuant to the Sole Paragraph of Article 46 of the Novo Mercado’s Regulation.

The intended Reorganization, once implemented, will result in the migration of Smiles’ shareholder base to the Company. According to the proposed terms, each common share issued by Smiles will be entitled, at the end of the Reorganization, to:

(a)  0.6319 preferred shares of the Company (“PN GOL Shares”) and R$16.27 (referring to the redemption value of the redeemable preferred shares) (“Base Exchange Ratio”); or alternatively

(b)  0.4213 PN GOL Shares and R$24.53 (referring to the redemption value of the redeemable preferred shares), at the discretion of the shareholders of Smiles shares (“Optional Exchange Ratio”).

Base Exchange Ratio: for each common share issued by SMILES, 3 common shares and 1 redeemable Class B preferred share issued by GLA will be delivered; and

Optional Exchange Ratio: for each common share issued by SMILES, 2 common shares, and 1 redeemable Class C preferred share issued by GLA will be delivered.

The amounts described above are adjusted in relation to those disclosed on December 9, 2019, due to the declaration of interest on shareholders’ equity decided by Smiles’ Board of Directors on December 10, 2019.

The base exchange ratio allows Smiles’ shareholders who believe that the Company’s intrinsic value is greater than the current market cap to receive a greater number of the Company’s shares, making it possible for them to get a share in the value created by and from the synergies resulting from the Reorganization in greater proportion.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Smiles shareholders who prefer to allocate their investments in other assets may receive a larger share in redeemable preferred shares. When determining the proposed exchange ratio, the Company and GLA considered the amount of R$39.25 per GOL share and an amount of R$41.34 per Smiles share.

The amounts described above will be adjusted proportionally for any and all splits, reverse splits, dividend stock bonuses, interest on shareholders’ equity or capital decrease that may be prospectively carried out in the GOL Group’s companies. Any dividends, interest on shareholders’ equity or any capital decreases that are prospectively distributed to Smiles’ shareholders will be proportionally deducted from the portion of redeemable preferred shares to be attributed to Smiles’ shareholders as a result of the merger of Smiles’ shares into GLA. The Withholding Income Tax will be withheld on possible capital gains, which will be deducted from the cash portion related to the redeemable preferred shares of GLA.

The Reorganization includes the following steps, which will be concurrently and interdependently implemented:

(i)    the incorporation of Smiles’ shares by GLA, with the issue by GLA, to Smiles’ shareholders, of GLA common shares and GLA redeemable preferred shares;

(ii)    the incorporation of GLA shares by GOL, with the issue by GOL, to the shareholders of GLA, of Preferred Shares of GOL and redeemable preferred shares of GOL; and

(iii)  the redemption of the Redeemable Preferred Shares of GLA and the Redeemable Preferred Shares of GOL, with payment in cash referring to the redemption of the Redeemable Preferred Shares of GOL to the current Smiles shareholders, to be made on the liquidation date of the Reorganization.

The organization chart below presents a simplified illustration of the current corporate structure and the desired corporate structure after the implementation of the Reorganization:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.4.    Compliance Program

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance programs, among which we can highlight:

•      hiring specialized companies to assess risks and review internal controls regarding fraud and corruption;

•      integrating risk, compliance and internal control functions through the Executive Board of Corporate Risks, Compliance and Internal Controls, reporting directly to the CEO and with independent access to the Board of Directors and the Statutory Audit Committee;

•      monitoring transactions with politically exposed people;

•      improving the procedures to supervise the execution of contracted services;

•      updating the procurement and contract management flow policies;

•      reviewing the code of ethics, the conduct manual and many compliance policies including massive mandatory training.

As previously disclosed in the financial statements for the year ended December 31, 2017, and 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program.  In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject of the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company, and about the Agreement. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the current employees, representatives or members of the Company’s Board or Management knew of any illegal purpose behind any of the transactions identified, or of any unlawful benefit to the Company arising from the investigated operations.

The Company informed the due authorities of the result of the investigation and will continue to communicate on the development of the issue, following the analyzes already initiated by these bodies. These authorities may impose fines and possibly other sanctions on the Company.

There were no further developments on the subject during the year ended December 31, 2019.

2.   Management' statement, basis for preparing and presenting the financial statements

The Company’s individual financial statements were prepared in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company’s consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company's individual and consolidated financial statements were prepared based on the Real (“R$”) as the functional and presentation currency, expressed in thousands of Reais, except when otherwise indicated. The disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the international market.

The Management confirms that all the material information in this individual and consolidated financial statements is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The individual and consolidated financial statements have been prepared based on historical cost, with the exception of the following significant items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising exclusive investment funds, which financial investments are measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s individual and consolidated financial statements for the years ended December 31, 2019, and 2018 were prepared based on the assumption of its operational continuity, which includes the realization of assets and the settlement of liabilities in the regular course of business, as detailed in Note 1.1.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

3.   Approval of Individual and Consolidated Financial Statements

The approval and authorization for the issuance of these individual and consolidated financial statements took place at the Board of Directors’ meeting held on February 28, 2020.

4.   Summary of significant accounting practices

4.1.     Consolidation

The consolidated financial statements include the financial statements of the Company and of the subsidiaries in which the Company has direct or indirect control. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses arising from these transactions, including charges and taxes.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous year.

4.2.    Investments

Investments in associates are initially recognized at cost and subsequently adjusted using the equity method. If the investee generates operating losses that lead the shareholders’ equity to become negative, the Company adopts the provisions set forth in CPC 18 - “Investment in Associates, Subsidiaries and Jointly-Controlled Companies”, corresponding to IAS 28, and does not make additional records. The equity method result is recorded again when the investee recovers all accumulated losses.

4.3.     Cash and cash equivalents

The Company classifies in this group the balances of cash, banks and financial investments of investment funds and securities of immediate liquidity which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through profit or loss and will be used by the Company in a short period of time.

4.4.     Short-term investments

In the presentation and measurement of financial assets, the Company considers the provisions of CPC 48 - “Financial Instruments”, corresponding to IFRS 9, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.   Amortized Cost

Financial investments are measured at amortized cost when all of the following conditions are met:

•     the Company plans to hold the financial asset to collect the contractual cash flows;

•     the contractual cash flows represent only the payments of interest and principal (“SPPI”); and

•     the Company did not opt for the fair value methodology to remove inconsistencies in the measurement, which are called “accounting mismatch”.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.4.2.   Fair Value

•     through comprehensive income: financial investments will be measured at fair value through comprehensive income when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•     through profit or loss: considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss.

4.5.     Restricted cash

Restricted cash includes financial investments measured at fair value through profit or loss, used mainly as guarantees linked to short- and long-term financial instruments as well as escrow deposits for leases operations.

4.6.     Trade receivables

They are measured based on the invoiced figure, net of estimated allowance for credit losses, and approximate the fair value given their short-term nature. With the adoption of CPC 48 - “Financial Instruments”, corresponding to IFRS 9, since January 1, 2018, the allowance for credit losses is measured through a simplified approach, using historical data, projecting the expected loss over the contractual life and no longer based on the historical loss incurred, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyses to assess the receipt risks.

4.7.     Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in the acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

4.8.     Income taxes

4.8.1.   Current taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.8.2.   Deferred taxes

Deferred taxes represent credits and debits on IRPJ’s carry forward tax losses and negative CSLL’s bases, as well as temporary differences between the tax and accounting basis. Deferred tax assets and liabilities are classified as non-current.

A valuation allowance is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets and if it is related to taxes levied by the same tax authority under the same taxable entity, for presentation purpose the balances of tax assets and liabilities that do not meet the legal criterion of, realization are disclosed separately. Deferred tax assets and liabilities are measured at the rates that are expected to be applicable in the period in which, it is expected that the asset is going to be realized or the liability is going to be settled, based on the tax rates and legislation in force on the date of the financial statements.

Deferred tax assets and liabilities are measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.9.     Rights and obligations with derivative financial instruments

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

Variations in interest rates, foreign exchange rates, and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

4.9.1.   Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial result.

4.9.2.   Derivative financial instruments classified as cash flow hedges

The instruments designated as cash flow hedges have the purpose to protect future results arising from changes in interest rates and fuel prices. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The effective variations in fair value are recorded in the shareholders’ equity in “Other Comprehensive Income”, up to the recognition of the result of the hedge’s object. The inefficiencies found in each reporting period are recognized in the financial result. The hedge transactions recorded in “Other Comprehensive Income” are net of tax effects.

4.9.3.   Discontinuation and write-off of derivative financial instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other Comprehensive Income” and accumulated in the shareholders’ equity up to that date are immediately recognized in the result for the year.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.10.  Deposits

4.10.1. Deposits for the maintenance of aircraft and engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial result. The Management regularly assesses the recovery of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the statements of financial position are realizable.

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Hence, such amounts are recognized directly in the statements of operations due to payments made under the item “Maintenance and Repair Material”.

In addition, the Company has agreements with some lessors to replace deposits for credit bills, which can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft leases agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods (see Note 14). Until December 31, 2019, no credit bill had been executed against the Company.

4.10.2. Deposits as Guarantee and Collateral for Leases Agreements

Deposits and guarantees are denominated in US dollars and updated monthly by the foreign exchange rates, and do not earn interest income and are refundable to the Company at the end of the leases agreements.

4.10.3. Judicial deposits

On the course of the legal actions initiated against the company, and over which the legitimacy is being challenged, Company might be requested to make judicial deposits in order to continue its defense actions. The amounts related to judicial deposits are monetarily updated by inflationary index, when applicable, and represents amounts not available to the Company until court decision.

4.11. Property, plant, and equipment

Property, plant, and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost and include interest and other financial charges. Every item of the property, plant, and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant, and equipment, for purposes of depreciation, is shown in Note 16.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant, and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant, and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

An item of property, plant, and equipment is written-off after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the result.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Additionally, the Company adopts the following treatment for the groups below:

4.11.1. Advances for Aircraft Acquisition

Refers to prepayments in US dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historic rate.

4.11.2. Leases Agreements

On December 31, 2018, for leases agreements in which the risks and benefits of the leased asset were transferred to the Company, the asset was recognized in statements of financial position with a corresponding entry in the financial liability, at the beginning of the leases term, at amounts equivalent to the fair value of the leased asset or, if lower, at the present value of the minimum leases payments.

Leased assets were depreciated over their useful lives. However, when there was no reasonable certainty that the Company would obtain the property at the end of the leases term, the asset was depreciated over its estimated useful life or the leases term, whichever is less.

The other aircraft and engine leases were classified as operating leases and payments were recognized as an expense in the statements of operations on a straight-line basis over the term of the agreement, under the item “Operating Leases”. The future payments of such agreements did not represent an obligation recorded in the statements of financial position; however, the commitments undertaken were duly presented in the Notes.

As of January 1, 2019, the Company started recording leases agreements in accordance with CPC 06 (R2) - “Leases Operations”, corresponding to IFRS 16, which differs significantly from the accounting practice previously adopted.

The new accounting practice, as well as the effects of its adoption, are presented in detail in Item 4.27.1 of these financial statements.

4.11.3. Sale and leaseback transactions

From January 1ST, 2019 the calculation to recognize the result of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. The source of information to obtain the fair value is the market price for items of a similar nature.

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the effective value recognized in the result as income or loss).

The proportionality calculation is carried out considering the fair value less the difference between the leases payment flow brought to present value and the embedded financing (we consider that there is an embedded financing when the transaction is carried out above the fair value; when the transaction is carried out below the fair value, we consider that there is a prepayment and, therefore, such amount is directly adjusted to the right of use recognized in the asset).

Until December 31, 2018 gains or losses arising from the Company’s sale‑leaseback transactions classified after the sale of rights as operating leases are accounted as follows:

• Immediately in profit or loss when it is clear that the transaction is established at fair value;

• If the transaction price is below or above the fair value, any gain or loss is immediately recognized in profit or loss, however if the loss is compensated by future leases payments at below or above market price (the gains or losses are deferred and amortized in proportion to the leases payments during the period that the assets will be used);

The amount of deferred losses is recorded as other current or non-current assets, and the amount of deferred gains is recorded as other liabilities. The breakdown between short and long‑term is based on the leases terms.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.11.4. Capitalization of contractual obligations with aircraft return conditions

At the start date of the leases agreement the Company records estimates of expenses to meet aircraft return conditions as part of the cost of assets with a corresponding entry to a provision in liabilities. After the initial registration, the asset is depreciated on a straight-line basis over the contractual term and the provision is updated in accordance with the current capital remuneration rates (“WACC”) and the effects are recorded in the statement of positions as “financial expenses”. The provision is reviewed annually.

4.11.5. Capitalization of Expenses with Major Maintenance of Engines, Aircraft, Landing Gear and APUs (Auxiliary Power Unit)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance. Expenses incurred that do not extend the useful lives of assets are recognized directly in the statements of operations.

4.12. Intangible assets

4.12.1. Finite useful life

Intangible assets acquired are measured at the cost of their initial recognition. After initial recognition, intangible assets with finite useful lives, usually software, are stated at cost, less the accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statements of operations for the year in which it was incurred.

The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets with finite lives are amortized over their economic useful lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the statements of operations in the expense category consistent with the economic useful life of the intangible asset.

4.12.2. Indefinite useful life

4.12.2.1.  Goodwill for expected future profitability

In this category, the amounts corresponding to the goodwill arising from business combinations carried out by the subsidiaries GLA and Smiles Fidelidade are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

4.12.2.2.  Airport operation rights (“SLOTS”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of right of use at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the GLA cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable. No impairment loss has been recorded to date.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.13. Loans and financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the embedded derivatives linked to Exchangeable Senior Notes, which are measured at fair value through profit or loss.

4.14. Suppliers and other obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.14.1. Suppliers - forfaiting

Management carried out a negotiation with suppliers with the purpose to extend payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

On December 31, 2019, the balance of suppliers that benefited from the agreement corresponds to R$554,467 (R$365,696 on December 31, 2018), as described in Note 21.

4.15. Advance from ticket sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the statements of operations, as detailed in Note 4.18.1.

4.16. Provisions

4.16.1. Provision for aircraft return

Aircraft negotiated under an operating leases regularly have contractual obligations establishing conditions for return. In these cases, the Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, which are measured with reasonable certainty. These expenses basically refer to expenses related to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, etc., as established in the agreement. The estimated cost is initially recorded at present value in property, plant, and equipment (see 4.11.4) and the corresponding entry of the provision for aircraft return is recorded in the “Provisions”. After the initial recognition, the liability is updated according to WACC rate estimated by the Company, with a corresponding entry in the financial result. Any changes in the estimate of expenses to be incurred are recorded prospectively.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.16.2. Provision for engine return

They are estimated based on the minimum contractual conditions under which the equipment must be returned to the lessor, observing the historical costs incurred and the conditions of the equipment at the time of the appraisal. These provisions are recorded in the statements of operations for the year from the moment the contractual requirements are met, and the next maintenance is scheduled for a date later than the date scheduled to return the engine. The Company estimates the provision for the return of the engine according to the expense expected to be incurred and when the amount can be reliably estimated. The amount of a provision will be the present value of the expenses that are expected to be required to settle the minimum obligation. The term will be based on the date that the leased engine is expected to be returned, that is, the term of the leases.

4.16.3. Provision for tax and labor risks

Provisions are recognized when the Company has a present obligation, contractual or not, as a result of a past event and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of external lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

4.17. Post-employment benefit

As of the year ended December 31, 2019, the Company started to recognize actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with CPC 33 (R1) - “Benefits to Employees”, corresponding to IAS 19. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the result for the year.

The Management assessed the impact of not adopting the standard in previous years and concluded that the effects were immaterial and did not lead to losses to users of the previously disclosed financial statements.

4.18. Recognition of revenue

4.18.1. Revenue from passengers, cargo and ancillary services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are very likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration.

From the perspective of the consolidated financial statements, the cycle of recognition of revenue in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

4.18.2. Adoption of hedge accounting to protect future revenues with passengers and ancillary services

In the regular course of its operations, the Company has recurring sales in US dollars (“US$”), mainly as a result of international routes in South, Central, and North America. Accordingly, as of August 1, 2019, Management adopted the cash flow hedge accounting as a hedge for future foreign currency revenues, which are considered highly probable, required in Paragraph 6.3.1 of CPC 48, using as hedge instruments 50 leases agreements recorded as debt due to the adoption of CPC 06 (R2).

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the leases agreements (hedge instrument) will be accumulated in shareholders’ equity, “Adjustments to Equity Valuation”, appropriated to the Company's results upon the realization of the income from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's results. The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 leases agreements linked to US$; (3) designated amount: 60 months of highly probable revenues based on a range of 80 to 85% of historically earned revenues, totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

On December 31, 2019, the losses accumulated in other comprehensive income totaled R$165,436.

4.18.3. Mileage revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction. The revenue is recognized in the result for the year when the miles are redeemed by participants in the Smiles Program and exchanged for awards with their partners.

The subsidiary Smiles acts as an agent and fulfills its performance obligation when participants redeem the miles of the Smiles Program and exchange them for awards with its partners. This is the moment when revenue is recognized in the results. Accordingly, the gross revenue is shown net of its respective direct variable costs related to making goods and services available to participants.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue, which in turn is established based on the calculation of miles that have a high expiration potential to their non-use by the Smiles Program’s participants. The calculation is applied to the miles issued in the period, giving rise to the breakage revenue.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue. The policy of the Smiles mileage program provides for the cancellation of all miles in the customers’ accounts after 36 months, with the exception of Gold and Diamond customers, whose mileage expiration period is 48 and 120 months, respectively. The Smiles Club miles are valid for 120 months. The Company reviews the statistical calculation annually.

4.19. Share-based payments

4.19.1. Stock options

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the grant date, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The accumulated expense recognized reflects the acquisition period and the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the year is recognized in the statements of operations. The expense is reversed if an acquisition condition is not met.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share.

The plans have been settled in shares.

4.19.2. Restricted shares

The Company can also offer to its executives a plan to transfer restricted shares, taking place at the end of 3 years after the grant date, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in the treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the results for the year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

The plans have been settled in shares.

4.20.  Profit-sharing for employees and members of the management

The Company’s employees are entitled to profit-sharing based on certain goals agreed annually. For the members of the management, the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit-sharing is recognized in the statements of operations for the period in which the goals are achieved.

4.21.  Financial revenues and expenses

Include interest income on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the result and interest on loans and financing, interest on loans, commissions and bank charges, unwind of discounts on certain provisions among others. Interest income and expenses are recognized in the statements of operations using the effective interest method.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.22.  Earnings (loss) per share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding shares by instruments potentially convertible into shares, unless these adjustments would be anti dilutional.

4.23.  Segments

An operating segment is part of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information to make decisions. The Company’s Management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure and represent the main types of business: air transportation and mileage program.

4.23.1. Air Transportation segment

The operations in this segment originate mainly from the subsidiary GLA, for the provision of air passenger transportation services and the main revenue-generating assets are its aircraft. Other revenues originate mainly from cargo operations and related services such as baggage drop-off, fines for rebooking and cancellation of tickets, etc.

4.23.2. Loyalty program segment

The operations of this segment are represented by transactions for the sale of miles to air and non-air partners. In this context, it includes the management of the program, the marketing and redemption rights of products and services and the creation and management of a database of individuals and companies. The main cash-generating asset is its portfolio of program participants.

4.24.  Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the statements of financial position date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the statements of operations for the year.

The exchange rate changes in reais in effect on the reporting date of these financial statements were as follows:

	Final rate		Average rate
	2019	2018	2019	2018
US Dollar	4.0307	3.8748	4.1102	3.8841
Argentinian Peso	0.0673	0.1028	0.0686	0.1026

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.25.  Statement of added value (“DVA”)

It has the purpose to show the wealth generated by the Company and its distribution during a given year. Presented by the Company as required by Brazilian Corporation Law as part of its individual financial statements and as additional information to the consolidated financial statements, as it is not a forecasted nor mandatory statement under IFRS standards. The DVA was prepared based on information obtained in the accounting records following the provisions in CPC 09 - “Statement of Added Value”.

4.26.  Main accounting estimates and assumptions used

As disclosed in Note 2, the Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

• ticket and miles breakage revenue (Note 4.18.1 and 4.18.3);

• allowance for expected loss on trade receivables accounts (Note 9);

• annual analysis of the recoverable amount of taxes deferred (Note 12);

• advances to suppliers and third parties (Note 13);

• analysis of recoverability of maintenance deposits (Note 14);

• the useful life of property, plant, and equipment and intangible assets with defined useful life (Notes 16 and 17);

• annual analysis of the recoverable amount of goodwill (Note 17);

• slot recovery analysis (Note 17);

• advance from ticket sales (Note 23);

• provisions for post-employment benefits (Note 24);

• provision for tax, civil and labor risks (Note 24);

• provision for the return of aircraft and engines (Note 24);

• share-based compensation transactions (Note 27);

• rights and obligations with derivative transactions (Note 34); and

• the fair value of financial instruments (Note 34).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the period in which such revisions are made.

4.27.  New accounting standards and pronouncements adopted in the current year

4.27.1. CPC 06 (R2) - “Leases”, equivalent to IFRS 16

CPC 06 (R2) establishes the principles for recognizing, measuring, presenting and disclosing leases transactions and requires lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to CPC 06 (R1). The standard includes two recognition exemptions for lessees: leases of “low value” assets, for example, personal computers, and short-term leases, i.e. leases for which the term ends within 12 months or less.

At the beginning of a lease, lessees recognize a liability to carry out payments (leases liability) and an asset representing the right to use the leased item for the leases term (right-of-use asset). Lessees should separately recognize interest expenses from the leases liability and depreciation expenses of the right-of-use asset.

Lessees shall also reassess the leases liability if certain events occur, such as a change in the term of the leases or a change in future leases payment flows due to a variation in the reference index or rate used to calculate such payments. In general, lessees shall recognize any remeasurement to the leases liability as an adjustment against the right-of-use asset.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach. Therefore, in accordance with IFRS 16, we did not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions to the standard’s transition, which are detailed below:

•     the Company used hindsight, such as in determining the leases term and considering extensions and renegotiations throughout the agreement; and

•     the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

To calculate the discount rate, the Company used as the main basis those contracted in recent funding operations in the European and North American markets, except for the perpetual bonds and exchangeable senior notes, thus concluding that the built-in inflationary effects are very low, added to the fact that 99.3% of the Company’s leasing obligations are in US$.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, which led to initially recording 120 aircraft leases agreements and 14 non-aircraft leases agreements as right-of-use. The effects of the initial adoption of this standard are shown in the table below:

	Assets	Liabilities	Shareholders’ Equity (c)
Operating leases (a)	-	(219,728)	219,728
Right of use - aircraft agreements	2,892,836	5,540,621	(2,647,785)
Right of use - non-aircraft agreements	41,420	49,975	(8,555)
Deferred tax - Smiles (b)	-	-	278
Total	2,934,256	5,370,868	(2,436,334)

(a) Refers to operating leases installments renegotiated during 2016.

(b) Deferred income tax effects arising from the initial adoption of CPC 06 (R2)/IFRS 16 recorded in the Smiles subsidiary.

(c) Difference between assets and liabilities due to the adoption of the Standard through the simplified retrospective method and USD>BRL translation rate for aircraft and engine agreements (asset by historical exchange rate change and liability by the exchange rate change on the adoption date).

As of January 1, 2019, the impacts arising from deferred taxes related to the adoption of CPC 06 (R2) did not reflect the corresponding tax effects in GLA, given that it has no history of taxable income and is currently recording tax credit assets limited to the amount of tax credit liabilities, in accordance with item 35 of CPC 32 – “Income Taxes”.

As a consequence of the adoption of CPC 06 (R2), corresponding to IFRS 16, the Company made some reclassifications in the statement of financial position as of December 31, 2018, presented for comparison purposes, as shown below:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	December 31, 2018
	As previously disclosed	Reclassification	Restated

Current
Short and long-term debt	1,223,324	(120,118)	1,103,206
Leases to pay	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Non-current
Short and long-term debt	5,861,143	(520,542)	5,340,601
Leases to pay	-	656,228	656,228
Operating leases	135,686	(135,686)	-

4.27.2. ICPC – 22 “Uncertainty over income tax treatments”, equivalent to IFRIC 23

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 has been effective since January 1, 2019, and, after assessing the matter the Company’s Management concluded that there are no impacts or need for additional disclosures in this individual and consolidated financial statements information due to the adoption of this standard.

4.28. New accounting standards and pronouncements not yet adopted

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

5.   Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

6.   Cash and cash equivalents

	Parent Company		Consolidated
	2019	2018	2019	2018
Cash and bank deposits	488	6,587	418,447	157,970
Cash equivalents	1,016,258	275,878	1,226,978	668,217
Total	1,016,746	282,465	1,645,425	826,187

The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted average rate (p.a.)	2019	2018	2019	2018

Local Currency
Private bonds and deposits with banks	90.4% of CDI	366,338	1,895	514,356	74,819
Government bonds	-	-	-	-	39
Investments funds	-	-	2,217	-	307,499
Automatic deposits	29.4% of CDI	-	-	5,505	-
Total local currency		366,338	4,112	519,861	382,357

Foreign currency
Deposits with banks	2.0%	649,920	271,766	707,117	285,860
Total foreign currency		649,920	271,766	707,117	285,860

Total		1,016,258	275,878	1,226,978	668,217

7.   Short-term investments

		Parent Company		Consolidated
	Weighted average rate (p.a.)	2019	2018	2019	2018

Local Currency
Government bonds	104.2% of CDI	-	-	56,532	21,100
Investment funds	100.2% of CDI	673	-	862,868	365,249
Total local currency		673	-	919,400	386,349

Foreign currency
Deposits with banks	3.0%	-	92,015	1,713	92,015
Government bonds	1.8%	-	-	29,684	-
Investment funds	-	-	-	2,965	-
Total foreign currency		-	92,015	34,362	92,015

Total		673	92,015	953,762	478,364

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

8.   Restricted cash

		Parent Company		Consolidated
	Weighted average profitability (p.a.)	2019	2018	2019	2018

Local Currency
Deposits in guarantee of letter of credit	97.6% of CDI	3,948	2,318	138,164	100,394
Escrow deposits	96.2% of CDI	-	33,928	85,351	72,089
Escrow deposits - leases	98.5% of CDI	-	-	136,438	102,880
Other deposits	66.4% of CDI	2,451	3,538	9,922	113,465
Total local currency		6,399	39,784	369,875	388,828

Foreign currency
Escrow deposits for hedge margin	1.6%	-	-	74,431	433,304
Total foreign currency		-	-	74,431	433,304

Total		6,399	39,784	444,306	822,132

Current		6,399	-	304,920	133,391
Non-current		-	39,784	139,386	688,741

9.   Trade receivables

	Consolidated
	2019	2018

Local Currency
Credit card administrators	740,967	393,557
Travel agencies	253,494	226,627
Cargo agencies	33,677	40,431
Airline partner companies	291	3,243
Other	15,690	52,216
Total local currency	1,044,119	716,074

Foreign currency
Credit card administrators	121,844	97,488
Travel agencies	36,845	21,005
Cargo agencies	1,384	1,378
Airline partner companies	30,740	23,294
Other	11,550	5,373
Total foreign currency	202,363	148,538

Total	1,246,482	864,612

Allowance for expected loss on trade receivables accounts	(16,952)	(11,284)

Total trade receivables	1,229,530	853,328

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	2019	2018
Not Yet Due
Until 30 days	567,567	527,878
31 to 60 days	213,334	101,226
61 to 90 days	100,478	49,696
91 to 180 days	187,883	83,128
181 to 360 days	76,902	36,801
Above 360 days	1,499	268
Total not yet due	1,147,663	798,997

Overdue
Until 30 days	47,959	13,167
31 to 60 days	23,290	4,726
61 to 90 days	3,986	2,672
91 to 180 days	3,009	11,173
181 to 360 days	421	9,863
Above 360 days	3,202	12,730
Total overdue	81,867	54,331

Total	1,229,530	853,328

The changes in an expected loss on trade receivables are as follows:

	2019	2018
Balance at the beginning of the year	-	(36,681)
Initial adoption adjustment – IFRS 9	-	2,593
Adjusted balance at the beginning of the year	(11,284)	(36,088)
Exclusions and reversals	(13,499)	9,789
Write-off of bad debts	7,831	15,015
Balances at the end of the year	(16,952)	(11,284)

10.      Inventories

	Consolidated
	2019	2018
Consumables	14,274	14,848
Parts and maintenance materials	184,939	165,293
Total	199,213	180,141

The changes in the provision for obsolescence are as follows:

	Consolidated
	2019	2018
Balances at the beginning of the year	(12,808)	(12,509)
Additions	(2,168)	(5,023)
Write-offs	674	4,724
Balances at the end of the year	(14,302)	(12,808)

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

11.       Recoverable taxes

	Parent Company		Consolidated
	2019	2018	2019	2018
IRPJ and CSLL prepayments	27,552	29,892	195,864	268,428
Withholding Income tax	-	119	3,969	4,744
PIS and COFINS to recover (*)	-	-	273,152	163,921
Value added tax (VAT) abroad	-	-	4,650	5,649
Other	60	57	6,181	13,927
Total	27,612	30,068	483,816	456,669

Current	5,163	5,279	309,674	360,796
Non-current	22,449	24,789	174,142	95,873

(*) During the year, the subsidiaries Smiles Fidelidade and GLA accounted for PIS and COFINS untimely tax credits related to the last 5 years, totaling R$49,518 and R$91,066, respectively. The amounts of R$17,300 related to credits in 2019 and R$99,605 related to credits recorded in 2018 were realized against tax obligations until the reporting date of these financial statements.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

12.      Deferred taxes

12.1. Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	2018	Statement of operations (*)	2019	2018	Statement of operations (*)	Accumulated profits	Exchange rate change	Reclassification	2019
Parent company and controlled subsidiary smiles
Income tax losses carry forward	16,983	22,907	39,890	16,983	25,868	-	(56)	-	42,795
Negative basis of social contribution	6,114	8,246	14,360	6,114	8,246	-	-	-	14,360
Temporary differences
Allowance for expenses loss on trade receivables and other credits	196	1,761	1,957	196	1,762	-	-	-	1,958
Provision for legal proceedings and tax liabilities	916	(220)	696	916	(220)	-	-	-	696
Unrealized intercompany profits	-	-	-	49,613	-	-	-	(49,613)	-
Total deferred taxes - assets	24,209	32,694	56,903	73,822	35,656	-	(56)	(49,613)	59,809
Controlled subsidiary GLA and smiles
Income tax losses carry forward	-	-	-	58,384	(58,384)	-	-	-	-
Negative basis of social contribution	-	-	-	21,018	(21,018)	-	-	-	-
Temporary differences
Allowance for expenses loss on trade receivables and other credits	-	-	-	72,649	(15,911)	-	-	-	56,738
Breakage provision	-	-	-	(172,869)	(23,337)	-	-	-	(196,206)
Provision for losses on other credits	-	-	-	143,350	-	-	-	-	143,350
Provision for legal proceedings and tax liabilities	-	-	-	93,221	(2,170)	-	-	-	91,051
Provision for aircrafts redelivery	-	-	-	62,642	83,597	-	-	-	146,239
Derivative transactions	-	-	-	5,335	(47,489)	-	-	-	(42,154)
Slots	-	-	-	(353,226)	-	-	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	-	(174,129)	(9,848)	-	-	-	(183,977)
Goodwill	-	-	-	(127,659)	-	-	-	-	(127,659)
Aircraft leases and other	-	-	-	30,956	33,145	278	-	-	64,379
Other	-	-	-	113,038	(23,725)	-	-	-	89,313
Unrealized profits	-	-	-	-	18,498	-	-	49,613	68,111
Total deferred taxes – liabilities	-	-	-	(227,290)	(66,642)	278	-	49,613	(244,041)
Total deferred taxes – liabilities	-	32,694	-	-	(30,986)	-	-	-	-

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company and its subsidiaries GLA and Smiles (Fidelidade Argentina) have carry forward tax net operating losses and negative social contribution basis, which can be offset against 30% of future annual tax profits in future, with no time limit for prescription, in the following amounts:

	GOL		GLA		Smiles Fidelidade Argentina
	2019	2018	2019	2018	2019
Accumulated income tax losses	159,559	170,418	5,017,227	5,631,209	8,343
Negative basis of social contribution	159,559	170,418	5,017,227	5,631,209	-
Deferred tax assets	54,250	57,942	1,705,857	1,914,611	2,905

The analysis of the realization of deferred tax credits was performed by the company, as follows:

GOL: has the total tax credits of R$56,903, of which R$54,250 refers to tax loss and negative basis of social contribution and R$2,653 refers to temporary differences, with realization supported by the long-term plan.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Value
2020	4,768
2021	8,375
2022	7,473
2023	8,332
2024	9,471
2025 to 2029	15,831
Total	54,250

GLA: has tax credits on tax loss and a negative social contribution base totaling R$1,705,857. Given the instability of the political-economic scenarios, fluctuations in the US dollar and other variables that may affect projections of future results, as well as the history of losses in recent years, the Company has ceased to record such tax credit assets.

Smiles Fidelidade Argentina: Management estimates that the deferred tax assets relating to net operating losses totaling R$2,905 will be realized in 36 months.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The reconciliation of effective income taxes and social contribution rates for the fiscal year ended on December 31, 2019, and 2018 is as follows:

	Parent Company		Consolidated
	2019	2018	2019	2018

Income (loss) before income taxes	(141,376)	(1,080,235)	388,945	(482,596)
Combined tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	48,068	367,280	(132,241)	164,083

Adjustments to calculate the effective tax rate:
Equity method investees	173,375	(289,974)	26	132
Tax rate difference on results of subsidiaries	(192,511)	56,008	(207,565)	201,043
Income tax on permanent differences and others	(956)	(76,309)	(61,219)	161,815
Exchange rate change on foreign investments	(29,603)	(54,375)	(101,329)	(173,964)
Interest on shareholders’ equity	(9,115)	(7,788)	8,212	6,998
Extemporaneous tax credit	34,845	-	31,942	-
Deferred tax assets (liabilities) net recognized	-	-	252,567	(653,343)
Use of tax credits in non-recurring installment Payments	-	-	-	(3,892)
Total Income Tax	24,103	(5,158)	(209,607)	(297,128)

Income taxes
Current	(8,591)	(1,664)	(178,621)	(52,139)
Deferred	32,694	(3,494)	(30,986)	(244,989)
Total income (loss) taxes	24,103	(5,158)	(209,607)	(297,128)

13.      Advance to suppliers and third parties

	Parent Company	Consolidated
	2019	2019	2018

Oceanair advance	161,228	192,715	-
Advance to national suppliers	-	95,596	17,373
Advance to international suppliers	37	25,316	5,648
Advance for materials and repairs	-	48,930	32,111
Total	161,265	362,557	55,132
Adjustment to present value of advance to suppliers	-	(10,604)	-
Provision for loss of advance to Oceanair	(161,228)	(161,228)	-
Total advance to suppliers	37	190,725	55,132

Current	37	142,338	55,132
Non-current	-	48,387	-

Within the scope of the judicial recovery plan of Oceanair Linhas Aéreas S.A. (“Oceanair”) and AVB Holding S.A. (“Judicial Recovery Plan”), approved by its creditors on April 5, 2019, the Company: (i) granted DIP (debtor in possession) Loans to Oceanair in the amount of R$31,487, and (ii) granted an advance to Elliott which is the main Oceanair creditors, in the amount of R$161,228 (“Advance”) pursuant to an agreement entered into on April 3, 2019.

It was anticipated that the advances would be refunded by Elliott Group if: (a) the Company or any third party acquires an isolated production unit (mainly comprised of a set of slots) as provided for in the Oceanair Linhas Aéreas S.A, Judicial Recovery Plan; or (b) another judicial recovery plan involving this sale of Oceanair’s landing and takeoff times. In return for granting the Advance, and subject to certain conditions, the Elliott Group would pay to the Company a part of the funds that were recovered by Elliott Group under the Recovery Plan.

On July 10, 2019, under the Judicial Recovery Plan, the Company presented winning bids for the acquisition of certain isolated production units (“UPIs”), in the total amount of US$77.3 million.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Judicial Recovery Plan provided that DIP loans would be offset against the price to be paid by the Company for the acquisition of UPIs.

In December 2019, the Court considered the judicial reorganization plan unenforceable, and, as a consequence, Avianca Brasil/Oceanair Linhas Aéreas bankruptcy was declared and the UPI auction was invalidated.

Accordingly, Management provided for amounts related to advances granted that were not supported by guarantees, however, it continues to evaluate alternatives for asset recovery.

14.      Deposits

	Parent Company		Consolidated
	2019	2018	2019	2018
Judicial deposits	61,447	59,305	841,746	726,491
Maintenance deposits	-	-	830,282	647,057
Deposits in guarantee for leases agreements	51,055	49,081	296,327	238,747
Total	112,502	108,386	1,968,355	1,612,295

14.1. Judicial deposits

Judicial deposits represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the judicial deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees of third party service providers. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the judicial deposits has been claimed. On December 31, 2019, the judicial deposits referring to the succession processes of Varig S.A. and third-party claims were R$115,390 and R$107,510, respectively (R$113,979 and R$76,415 on December 31, 2018).

GLA also has judicial deposits resulting from a lawsuit filed by the National Union of Airlines (“SNEA”) against the 72% increase in airport fares promoted by the Airspace Control Department (“DECEA”). On December 31, 2019, the amount deposited corresponds to R$239,929 (R$153,128 on December 31, 2018). The same amount is recorded in current liabilities under “Landing fies”.

14.2. Maintenance deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain leases agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company has two categories of maintenance deposits:

•     Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the leases, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2019, was R$213,449 (R$249,080 on December 31, 2018).

•     Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2019, the balance referring to such reserves was R$616,833 (R$397,977 as of December 31, 2018).

14.3. Deposits in guarantee for leases agreements

As required by the leasing agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which can be fully redeemed at maturity.

15.      Investments

15.1. Breakdown of investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant information of the subsidiaries on December 31, 2019
Total number of shares	5,262,335,049	124,158,953	-
Capital stock	4,554,280	254,610	1,318
Interest	100.00%	52.61%	60.00%
Total equity	(6,498,660)	1,205,335	2,103
Unrealized profits (a)	-	(132,215)	-

Adjusted equity (b)	(6,498,660)	501,986	1,254
Net Income for the year	215,027	626,725	129
Unrealized profits in the year (a)	-	(35,909)	-
Net Income for the year attributable to the Company’s interest	215,027	294,899	77

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip	Net Points
Relevant Information of the Subsidiaries on December 31, 2018
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.67%	60.0%	25.4%
Total equity	(4,200,243)	1,014,230	1,962	(20,758)
Unrealized profits (a)	-	(96,332)	-	-

Adjusted equity (b)	(4,200,243)	437,875	1,177	-
Net income for the year	(1,168,201)	645,842	644	(3,613)
Unrealized profits in the year (a)	-	(24,837)	-	-
Net income for the year attributable to the Company’s interest	(1,168,201)	315,335	387	-

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

15.2. Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances on December 31, 2018	(4,200,243)	437,875	(3,762,368)	1,177
Adoption of accounting standard – CPC 06 (R2) (IFRS 16) (a)	(2,435,792)	(285)	(2,436,077)	-
Equity method results	215,027	294,899	509,926	77
Unrealized gains on hedges	(30,021)	-	(30,021)	-
Actuarial losses from post-employment benefits	(87,541)	-	(87,541)	-
Equity interest dilution effects	-	(649)	(649)	-
Dividends and interest on shareholders’ equity	-	(230,940)	(230,940)	-
Share-based payments	38,359	-	38,359	-
Other equity changes in investments	1,551	1,086	2,637	-
Balances on December 31, 2019	(6,498,660)	501,986	(5,996,674)	1,254

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Changes in Investments
Balances on December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of accounting standard	(19,575)	-	(19,575)	-
Balances on December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of accounting standard	1,632	43	1,675	-
Equity method results	(1,168,201)	315,335	(852,866)	387
Unrealized gains on hedges	(420,706)	-	(420,706)	-
Equity Interest dilution effects	-	(561)	(561)	-
Dividends and interest on shareholders’ equity	-	(265,136)	(265,136)	(543)
Other equity changes in investments	-	(41)	(41)	-
Amortization of losses from sale-leaseback Operations	(2,890)	-	(2,890)	-
Balances on December 31, 2018	(4,200,243)	437,875	(3,762,368)	1,177

(a) On January 1, 2019, the initial adoption of CPC 06 (R2) - “Leases” (IFRS 16). For further information, see Note 4.27.1.

15.3. Financial Information on the Subsidiaries

The financial information of the subsidiaries is shown below:

	2019				2018
	Assets	Liabilities	Equity	Income	Assets	Liabilities	Equity	Income (loss)
GLA	12,094,247	18,594,059	(6,499,812)	215,027	8,029,695	12,229,739	(4,200,044)	(1,168,201)
Smiles	2,884,583	1,679,248	1,205,335	626,725	2,635,128	1,620,898	1,014,230	645,842

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

16.      Property, plant and equipment

16.1. Parent company

On December 31, 2019, the balance of advances for the acquisition of aircraft totaled R$131,841 (R$94,159 as of December 31, 2018), corresponding to prepayments made based on the contracts entered into. In addition, the residual value of the ownership rights on the aircraft totaled R$108,538 as of December 31, 2019 (R$108,539 as of December 31, 2018), both recorded in the subsidiary GAC.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

16.2. Consolidated

	Weighted average rate (p.a.)	2018	Adoption IFRS 16 (3)	Additions	Write-offs (6)	Transfers (5)	2019
Flight equipment
Cost
Aircraft - ROU (1) with purchase option		673,675	-	-	(13,419)	-	660,256
Aircraft - ROU with no purchase option		-	2,821,509	914,532	(161,811)	(12,250)	3,561,980
Spare Parts and engines		1,583,865	-	191,219	(8,579)	(2,210)	1,764,295
Spare Parts and engines - ROU		-	71,327	39,569	(919)	-	109,977
Aircraft and engine Overhauling		2,443,747	-	887,177	(246,901)	-	3,084,023
Tools		44,121	-	7,599	(553)	2,287	53,454
		4,745,408	2,892,836	2,040,096	(432,182)	(12,173)	9,233,985
Depreciation
Aircraft - ROU with purchase option	5.76%	(222,240)	-	(17,612)	13,419	-	(226,433)
Aircraft - ROU with no purchase option	24.90%	-	-	(760,482)	41,105	-	(719,377)
Spare Parts and engines	7.15%	(590,239)	-	(120,173)	3,638	393	(706,381)
Spare parts and engines - ROU	33.29%	-	-	(26,745)	-	-	(26,745)
Aircraft and engine overhauling	40.19%	(1,275,298)	-	(677,092)	234,838	-	(1,717,552)
Tools	10.00%	(21,153)	-	(3,566)	338	(331)	(24,712)
		(2,108,930)	-	(1,605,670)	293,338	62	(3,421,200)

Total, net - flight equipment		2,636,478	2,892,836	434,426	(138,844)	(12,111)	5,812,785
Property, plant and equipment in use
Cost
Vehicles		11,513	-	1,428	(1,260)	-	11,681
Machinery and equipment		59,404	-	4,073	(386)	-	63,091
Furniture and fixtures		30,698	-	2,601	(316)	-	32,983
Computers and peripherals		40,813	-	6,510	(1,591)	-	45,732
Computers and peripherals - ROU		-	20,619	1,373	-	-	21,992
Communication equipment		2,692	-	70	(214)	-	2,548
Safety equipment		856	-	-	-	-	856
Leasehold improvements - CMA (4)		107,637	-	-	-	-	107,637
Leasehold improvements		60,115	-	973	-	10,086	71,174
Third-party real estate - ROU		-	20,801	1,553	-	-	22,354
Construction in progress		15,443	-	12,549	-	(10,086)	17,906
		329,171	41,420	31,130	(3,767)	-	397,954
Depreciation
Vehicles	20.00%	(9,609)	-	(649)	967	-	(9,291)
Machinery and equipment	10.00%	(41,619)	-	(4,131)	313	-	(45,437)
Furniture and fixtures	10.00%	(18,188)	-	(2,016)	296	-	(19,908)
Computers and peripherals	20.00%	(31,314)	-	(3,424)	1,548	-	(33,190)
Computers and peripherals - ROU	36.59%	-	-	(7,682)	-	-	(7,682)
Communication equipment	10.00%	(2,089)	-	(154)	162	-	(2,081)
Safety equipment	10.00%	(533)	-	(82)	-	-	(615)
Leasehold improvements CMA(4)	10.43%	(91,395)	-	(11,280)	-	-	(102,675)
Leasehold improvements	22.09%	(29,354)	-	(9,685)	-	-	(39,039)
Third party real estate - ROU	32.18%	-	-	(7,156)	-	-	(7,156)
		(224,101)	-	(46,259)	3,286	-	(267,074)
Total, net - property, plant and equipment in use		105,070	41,420	(15,129)	(481)	-	130,880

Impairment losses (2)	-	(48,839)	-	-	7,120	-	(41,719)
Total		2,692,709	2,934,256	419,297	(132,205)	(12,111)	5,901,946

Advances for property, plant and equipment	-	125,348	-	79,343	(48,536)	-	156,155
Total property, plant and equipment		2,818,057	2,934,256	498,640	(180,741)	(12,111)	6,058,101

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Weighted Average Rate (p.a.)	2017	Additions	Write-offs (6)	Transfers (5)	2018
Flight Equipment
Cost
Aircraft - ROU (1) with purchase option		2,000,866	-	(1,327,191)	-	673,675
Spare parts and engines		1,345,161	242,655	(3,951)	-	1,583,865
Aircraft and engine overhauling		1,807,133	759,483	(122,869)	-	2,443,747
Tools		36,199	8,078	(156)	-	44,121
		5,189,359	1,010,216	(1,454,167)	-	4,745,408
Depreciation
Aircraft - ROU with purchase option	5.76%	(649,430)	(44,578)	471,768	-	(222,240)
Spare Parts and engines	6.91%	(494,684)	(128,169)	32,610	4	(590,239)
Aircraft and engine overhauling	30.47%	(941,372)	(441,771)	107,845	-	(1,275,298)
Tools	10.00%	(18,125)	(3,107)	83	(4)	(21,153)
		(2,103,611)	(617,625)	612,306	-	(2,108,930)

Total, net - flight equipment		3,085,748	392,591	(841,861)	-	2,636,478
Property, plant and equipment in use
Cost
Vehicles		10,548	1,177	(212)	-	11,513
Machinery and equipment		57,834	1,958	(388)	-	59,404
Furniture and fixtures		28,148	2,963	(413)	-	30,698
Computers and peripherals		39,458	4,406	(3,051)	-	40,813
Communication equipment		2,617	86	(11)	-	2,692
Safety equipment		843	13	-	-	856
Leasehold improvements CMA(4)		107,127	436	-	74	107,637
Leasehold improvements		34,645	654	-	24,816	60,115
Third-party real estate - ROU		33,503	6,830	-	(24,890)	15,443
		314,723	18,523	(4,075)	-	329,171
Depreciation
Vehicles	20.00%	(9,100)	(612)	103	-	(9,609)
Machinery and equipment	10.00%	(37,792)	(4,189)	362	-	(41,619)
Furniture and fixtures	10.00%	(16,639)	(1,918)	369	-	(18,188)
Computers and peripherals	20.00%	(30,464)	(3,870)	3.020	-	(31,314)
Communication equipment	10.00%	(1,915)	(181)	7	-	(2,089)
Safety equipment	10.00%	(437)	(96)	-	-	(533)
Leasehold improvements CMA(4)	10.43%	(80,209)	(11,186)	-	-	(91,395)
Leasehold improvements	19.06%	(20,790)	(8,564)	-	-	(29,354)
		(197,348)	(30,614)	3,861	-	(224,101)

Total, net - property, plant and equipment in use		117,374	(12,090)	(214)	-	105,070

Impairment losses (2)	-	(26,076)	(22,763)	-	-	(48,839)
Total		3,177,046	357,738	(842,075)	-	2,692,709
Advances for property, plant and equipment	-	18,720	277,419	(166,762)	(4,029)	125,348
Total property, plant and equipment		3,195,766	635,157	(1,008,837)	(4,029)	2,818,057

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items, classified under “Spare Parts and Engines”, recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(3) Effect related to IFRS 16 adoption, as disclosed in Note 4.27.1.

(4) CMA - Maintenance Center - Confins/MG

(5) Transfer from other GAC credits.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

17.      Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	2018	Additions	Write-offs	2019
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	75,845	(24,901)	579,370
Other	-	10,000	-	-	10,000
Total Cost		2,119,628	75,845	(24,901)	2,170,572

Amortization
Software	23.93%	(339,995)	(74,053)	24,318	(389,730)
Other	20.00%	(2,167)	(2,000)	-	(4,167)
Total amortization		(342,162)	(76,053)	24,318	(393,897)

Net intangible assets		1,777,466	(208)	(583)	1,776,675

	Weighted average rate (p.a.)	2017	Additions	Write-offs	2018
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	456,282	82,079	(9,935)	528,426
Other	-	10,000	-	-	10,000
Total Cost		2,047,484	82,079	(9,935)	2,119,628

Amortization
Software	22.09%	(300,032)	(49,898)	9,935	(339,995)
Other	20.00%	(167)	(2,000)	-	(2,167)
Total amortization		(300,199)	(51,898)	9,935	(342,162)

Net intangible assets		1,747,285	30,181	-	1,777,466

The balances of goodwill and slots were tested for impairment on December 31, 2019 and 2018 through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (cash-generating unit or CGU). To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Airport Operation Rights
December 31,2019
Intangible assets – book values	325,381	216,921	1,038,900
Intangible assets - book value - UGC	3,615,949	161,669	3.615,949
Intangible assets - value in use	26,543,428	6,061,994	21,373,789

Intangible assets - discount rate	12.20%	12.07%	12.85%
Intangible assets - perpetuity growth rate	3.55%	3.55%	3.53%

December 31,2018
Intangible assets – book values	325,381	216,921	1,038,900
Intangible assets - book value - UGC	(275,500)	602,740	1,038,900
Intangible assets - value in use	23,058,697	7,005,622	15,158,551

Intangible assets - discount rate	14.91%	16.95%	13.94%
Intangible assets - perpetuity growth rate	3.50%	3.50%	3.50%

The results obtained were compared with the book value of each cash-generating unit and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs.

The assumptions adopted in the impairment tests of intangible assets are in accordance with the internal projections for the five-year period. For the period after five years, extrapolation is applied using a perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions considered by the Company to calculate the value in use of the cash generating units are:

•     Capacity and Fleet: Considers the utilization, the capacity of the aircraft used in each section and the projection of the size of the fleet in operation.

•     Demand: Market efficiency is the main input for the Company's projected growth in demand. Management considers that market efficiency is the ratio between its market share and its seat share. This indicator reflects how efficiently the company employs its share of the total market supply due to its capture of demand for air transportation.

•     Revenue per Passenger: Considers the average price charged by GLA and considers the effects of market variables (see variables used below).

•     Operating costs associated with the business: Based on its historical cost and updated by indicators, such as inflation, relation to supply, demand and variation in the US currency.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

18.      Loans and financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			2018										2019
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Gain and Loss from ESN (*)	Payments	Interest	Interest Paid	Exchange Rate Change	Payments	Interest	Interest Paid	Exchange Rate Change
In US$:
Term loan (a)	08/2020	6.70%	25,255	1,147,196	1,172,451	-	-	-	76,927	(76,612)	47,688	9,146	1,229,600	-	1,229,600
Senior bonus IV (b)	01/2022	9.10%	13,640	352,205	365,845	-	-	(50,320)	27,762	(28,013)	9,050	1,045	12,102	313,267	325,369
ESN(*) (c)	07/2024	3.75%	-	-	-	1,638,011	(40,717)	-	93,826	(14,748)	104,231	2,366	29,443	1,753,526	1,782,969
Senior bonus VIII (d)	01/2025	7.09%	72,658	2,439,492	2,512,150	-	-	-	177,539	(166,894)	92,708	8,556	75,587	2,548,472	2,624,059
Perpetual notes (e)	-	8.75%	12,320	596,336	608,656	-	-	-	53,128	(44,557)	15,916	-	12,815	620,328	633,143
Total			123,873	4,535,229	4,659,102	1,638,011	(40,717)	(50,320)	429,182	(330,824)	269,593	21,113	1,359,547	5,235,593	6,595,140

(*)   Exchangeable senior notes.

(a)    Issuance of a Term Loan by the subsidiary Gol Finance on August 31, 2016 to finance the acquisition of aircraft and bank financing, with a personal guarantee from Delta Airlines.

(b)    Issuance of Senior Bonus IV by the subsidiary Gol Finance on September 24, 2014, with the purpose to fund the partial repurchase of Senior Bonuses I and II.

(c)    Issuance of Exchangeable Senior Notes ("ESN") by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million, maturing in 2024, which will bear a nominal interest of 3.75% per annum.

(d)    Issuance of Senior Bonus VIII by the subsidiary Gol Finance on December 11, 2017 and on February 2, 2018, for the repurchase of Senior Bonuses and general purposes of the Company.

(e)    Issuance of Perpetual Bonds by the subsidiary Gol Finance on April 5, 2006 to finance the acquisition of aircraft.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

			Consolidated
			2018										2019
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized result from ESN (*)	Payments	Interest accrued	interest paid	Exchange rate variation	Cost amortization	Current	Non-current	Total
In R$:
Debentures VII (a)	09/2021	120% of DI rate	288,991	577,981	866,972	-	-	(295,834)	52,596	(52,475)	-	7,466	289,423	289,302	578,725

In US$:
Term loan (b)	08/2020	6.70%	25,255	1,147,196	1,172,451	-	-	-	76,927	(76,612)	47,688	9,146	1,229,600	-	1,229,600
Import financing (c)	11/2020	5.32%	503,869	-	503,869	164,234	-	(27,399)	33,666	(33,743)	23,352	-	663,979	-	663,979
Senior bonus IV (d)	01/2022	9.24%	13,640	352,205	365,845	-	-	(50,320)	27,762	(28,013)	9,050	1,045	12,102	313,267	325,369
ESN (*) (e)	07/2024	3.75%	-	-	-	1,638,011	(40,717)	-	93,826	(14,748)	104,231	2,366	29,443	1,753,526	1,782,969
Credit line - engine Maintenance (f)	09/2024	2.75%	173,422	189,888	363,310	500,199	-	(403,039)	14,160	(15,570)	7,578	9,204	198,363	277,479	475,842
Senior bonus VIII (g)	01/2025	7.09%	72,658	2,439,492	2,512,150	-	-	-	177,539	(166,894)	92,708	8,556	75,587	2,548,472	2,624,059
Loan with guarantee of engines (h)	12/2026	5.16%	13,051	120,557	133,608	56,452	-	(16,945)	11,398	(11,394)	9,285	144	31,727	150,821	182,548
Perpetual notes (i)	-	8.75%	12,320	513,282	525,602	-	-	-	45,880	(44,557)	19,825	-	12,815	533,935	546.750
Total			1,103,206	5,340,601	6,443,807	2,358,896	(40,717)	(793,537)	533,754	(444,006)	313,717	37,927	2,543,039	5,866,802	8,409,841

(a)    Issuance of 88,750 debentures by the subsidiary GLA on October 22, 2018, for the purpose of early full settlement of Debentures VII.

(b)    Issuance of a Term Loan by the subsidiary Gol Finance on August 31, 2016 to finance the acquisition of aircraft and bank financing, with a personal guarantee from Delta Airlines.

(c)    Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. Maturities will occur throughout 2019. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.

(d)    Issuance of Senior Bonus IV by the subsidiary Gol Finance on September 24, 2014, with the purpose to fund the partial repurchase of Senior Bonuses I and II.

(e)    Issuance of Exchangeable Senior Notes ("ESN") by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million, maturing in 2024, which will bear a nominal interest of 3.75% per annum.

(f)     Issuance of 3 series of Guaranteed Notes to finance engine maintenance.

(g)    Issuance of Senior Bonds VII by the subsidiary Gol Finance on July 7, 2016, resulting from the private exchange offer of Senior Bonds I, II, III, IV and Perpetual Bonds. In the year ended on December 31, 2018, the financing was settled in advance (further details were disclosed in the financial statement for the year ended on December 31, 2018).

(h)    Loans with a guarantee of 5 engines in total, made on June 28, 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.

(i)     Issuance of Perpetual Bonds by the subsidiary Gol Finance on April 5, 2006 to finance the acquisition of aircraft.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Total consolidated loans and financing on December 31, 2019 include funding costs of R$143,119 (R$83,684 on December 31, 2018) that are amortized over the term of the respective loans and financing.

18.1. New loans and financing contracted during the year ended on December 31, 2019

18.1.1. Exchangeable senior notes (“ESN”)

The Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“ESN”), maturing in 2024, which will bear a nominal interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

Holders of the securities will be entitled to exchange their securities for American Depositary Shares (“ADSs”), with each representing two GOL preferred shares. The initial exchange rate of the Notes is 49.3827 ADSs per US$1,000 of the Notes principal amount, which is equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS. The securities exchange rate is subject to adjustments on the occurrence of certain events.

Settlement of the ESN may be made in cash, ADSs or through a combination of both.

Funding under this operation for the fiscal year ended on December 31, 2019 is as follows:

Amount in US$ thousand
Date	Nominal issue	Premium	Cost assigned to the debt component	Cost assigned to the derivative component	Capped call	Net funding
03/26/2019	300,000	-	(12,179)	(6,533)	(26,190)	255,098
04/17/2019	45,000	-	(3,862)	(1,463)	(3,929)	35,746
07/17/2019	80,000	16,000	(2,123)	(2,247)	(9,680)	81,950
	425,000	16,000	(18,164)	(10,243)	(39,799)	372,794

Amount in R$
Date	Nominal issue	Premium	Cost assigned to the debt component	Cost assigned to the derivative component	Capped call	Net funding
03/26/2019	1,169,010	-	(47,067)	(25,248)	(101,214)	995,481
04/17/2019	177,539	-	(14,870)	(5,760)	(15,499)	141,410
07/17/2019	301,192	60,194	(7,987)	(8,453)	(36,444)	308,502
	1,647,741	60,194	(69,924)	(39,461)	(153,157)	1,445,393

In addition, in connection with the pricing of the Notes, the issuer entered into cash-settled private capped call transactions with certain of the initial purchasers of the Notes subscribers and/or other financial institutions ("counterparties"), which are generally expected to reduce the potential dilution of GOL's preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being limited by the cap. The maximum capped call price is approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

The capped call is recorded under “Derivatives”. For further information, see Note 34.3.4.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

As of December 31, 2019, the component corresponding to the option to convert securities to market value corresponds to R$626,557 and is presented together with the ESN balance, see Note 34.2.

The Company will use the proceeds from the issue of the Notes to pay the transaction costs associated with the issue, including costs related to derivatives, and to finance its operations.

18.1.2. Import financing

During the fiscal year ended on December 31, 2019, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal amount		Interest
Date	(US$)	(R$)	rate (p.a.)
New Issuances
01/24/2019	6,454	24,409	6.57%
02/04/2019	5,924	21,777	6.52%
02/21/2019	7,069	26,576	6.46%
04/18/2019	7,045	27,737	4.98%
07/05/2019	4,334	16,560	5.93%
08/20/2019	3,396	13,729	4.37%
11/19/2019	7,172	30,466	4.46%
12/18/2019	735	2,980	5.74%
	42,129	164,234

18.1.3. Credit line - engine maintenance

During the fiscal year ended on December 31, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The funding operations are as follows:

Transaction	Principal amount		Costs		Interest
date	(US$)	(R$)	(US$)	(R$)	rate (p.a.)
02/15/2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.
05/10/2019	10,219	40,444	289	1,143	Libor 3m+0.70% p.a.
08/30/2019	25,722	106,659	922	3,818	Libor 3m+0.60% p.a.
10/07/2019	54,784	226,724	340	1,408	Libor 3m+2.25% p.a.
12/06/2019	24,525	98,852	718	2,895	Libor 3m+0.55% p.a.
	125,469	510,648	2,588	10,449

18.1.4. Loan with guarantee of engines

In the fiscal year ended on December 31, 2019, the Company, through its subsidiary GLA, obtained funding with a guarantee of the Company’s own engines. The funding operations are as follows:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Transaction	Principal amount		Costs		Interest
Date	(US$)	(R$)	(US$)	Date	(US$ thousand)
01/22/2019	11,700	43,129	154	580	Libor 3m+0.75% p.a.
04/24/2019	1,161	4,603	-	-	Libor 1m+3.25% p.a.
06/13/2019	1,161	4,463	-	-	Libor 1m+3.25% p.a.
09/30/2019	1,161	4,837	-	-	Libor 1m+3.25% p.a.
	15,183	57,032	154	580

18.1.5. Loan and financing - non-current

On December 31, 2019, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2021	2022	2023	2024	2024 onwards	Without maturity date	Total
Parent company
In US$:
Senior notes IV	-	313,267	-		-	-	313,267
ESN	-	-	-	1,753,526	-	-	1,753,526
Senior notes VIII	-	-	-		2,548,472	-	2,548,472
Perpetual notes	-	-	-		-	620,328	620,328
Total	-	313,267	-	1,753,526	2,548,472	620,328	5,235,593

Consolidated
In R$:
Debentures VII	289,302	-	-	-	-	-	289,302
In US$:
Credit line - engine maintenance	95,574	17,747	17,747	146,411	-	-	277,479
Senior notes IV	-	313,267	-	-	-	-	313,267
ESN	-	-	-	1,753,526	-	-	1,753,526
Senior notes VIII	-	-	-	-	2,548,472	-	2,548,472
Loan with guarantee of engines	18,377	19,052	19,769	20,522	73,101	-	150,821
Perpetual notes	-	-	-	-	-	533,935	533,935
Total	403,253	350,066	37,516	1,920,459	2,621,573	533,935	5,866,802

The fair value of debt as of December 31, 2019 is as follows:

	Parent Company		Consolidated
	Book value'	Fair Value	Book value	Fair Value
Senior notes and perpetual notes	3,582,571	3,746,016	3,496,178	3,746,016
Term loan	1,229,600	1,235,697	1,229,600	1,235,697
ESN	1,782,969	2,021,414	1,782,969	2,021,414
Debentures	-	-	578,725	591.666
Other	-	-	1,322,369	1,322,369
Total	6,595,140	7,003,127	8,409,841	8,917,162

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

18.2. Covenants

The Company has restrictive covenants on the Term Loan and Debentures VII.

The Company has restrictive covenants on the Term Loan and must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. On December 31, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.

In the Debentures VII, the following were measured: (i) net debt/earnings before interest, tax, depreciation, amortization and expenses with leases (“EBITDAR”) and (ii) debt coverage rate (“ICSD”). Both meet the standards required by the agreements. The mandatory measurement of such indicators is carried out in compliance with the issue deed, that is, every six months. The next measurement will be carried out at the end of the first half of 2020.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

19.      Leases

		Consolidated
		2018													2019
	Weighted average Rate (p.a.)	Current	Non-current	Total	IFRS adoption 16 (1)	Additions	Write-offs	Contractual amendment	Payments	Payment (escrow deposit)	Payment (maintenance reserve)	Interest accrued	Interest payment	Exchange rate variation	Current	Non-current	Total
In R$:
Leases without purchase option	12.92%	-	-	-	49,975	2,925	-	-	(18,085)	-	-	9,992	-	-	21,781	23,026	44,807
Total		-	-	-	49,975	2,925	-	-	(18,085)	-	-	9,992	-	-	21,781	23,026	44,807

In US$:
Leases with purchase option	3.75%	120,118	520,542	640,660	-	-	137	-	(113,362)	-	-	22,931	(23,304)	21,768	128,936	419,894	548,830
Leases Without purchase option	8.55%	-	-	-	5,540,621	954,101	(7,676)	(275,921)	(1,437,957)	(476)	(6,498)	469,621	-	223,328	1,253,995	4,205,148	5,459,143
Operation leases	-	135,799	135,686	271,485	(219,728)	-	-	-	(48,273)	-	-	-	-	(3,484)	-	-	-
Total		255,917	656,228	912,145	5,320,893	954,101	(7,539)	(275,921)	(1,599,592)	(476)	(6,498)	492,552	(23,304)	241,612	1,382,931	4,625,042	6,007,973

Total leases		255,917	656,228	912,145	5,370,868	957,026	(7,539)	(275,921)	(1,617,677)	(476)	(6,498)	502,544	(23,304)	241,612	1,404,712	4,648,068	6,052,780

(1) Effects related to the adoption of CPC 06 (R2) – “Leases” (IFRS 16), as disclosed in Note 4.27.1.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option	With purchase option
	2019	2019	2018
2019	-	-	140,307
2020	1,691,357	148,613	140,080
2021	1,324,403	148,744	139,852
2022	1,125,060	207,654	139,624
2023	904,627	72,801	69,985
2024 thereafter	1,938,987	16,830	65,776
Total minimum leases payments	6,984,434	594,642	695,624
Less total interest	(1,480,484)	(45,812)	(54,964)
Present value of minimum leases payments	5,503,950	548,830	640,660
Less current portion	(1,275,776)	(128,936)	(120,118)
Non-current portion	4,228,174	419,894	520,542

The weighted average discount rate used to calculate the present value of minimum leases payments is 8.15% on December 31, 2019 and 1st, 2019.

There are no significant differences between the present value of the minimum leases payments and the market value of these leases liabilities.

19.1. Sale-leaseback transactions

During the year ended December 31, 2019, the Company recorded a net gain of R$7,924 in the consolidated arising from one aircraft sale-leaseback transaction recorded under “Sale-Leaseback Transactions” (Note 30).

20.      Suppliers

	Parent Company		Consolidated
	2019	2018	2019	2018

Local currency	15,952	888	833,781	826,641
Foreign currency	3,164	9,877	462,636	697,311
Total	19,116	10,765	1,296,417	1,523,952

Current	19,116	10,765	1,286,275	1,403,815
Non-current	-	-	10,142	120,137

On December 31, 2019, the balance to be paid to related parties recorded in the caption “Suppliers” was R$1,822 (R$1,107 on December 31, 2018), and refers substantially to transactions with Viação Piracicabana Ltda.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

21.      Suppliers - forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On December 31, 2019, the amount recorded under current liabilities from forfeiting operations totaled R$554,467 (R$365,696 as of December 31, 2018).

22.      Taxes payable

	Parent Company		Consolidated
	2019	2018	2019	2018
PIS and COFINS	2,278	947	39,133	43,237
Installment payments - PRT and PERT	-	15,588	2,117	23,858
Withholding income tax on salaries	32	133	54,649	34,883
ICMS	-	-	424	46,952
IRPJ and CSLL payable	1,951	-	9,496	8,991
Other	-	70	10,788	8,440
Total	4,261	16,738	116,607	166,361

Current	4,261	8,944	116,523	111,702
Non-current	-	7,794	84	54,659

23.      Air traffic liability

On December 31, 2019, the balance of advance from ticket sales classified in current liabilities was R$1,966,148 (R$1,673,987 on December 31, 2018) and is represented by 6,239,179 tickets sold and not yet used (5,804,941 on December 31, 2018) with an average use of 59 days (57 days on December 31, 2018).

The balances of air traffic liability are presented net of breakage R$415,688 on December 31, 2019 (R$359,123 on December 31, 2018).

24.      Provisions

	Consolidated
	Post-employment benefit	Aircraft and engine return (a)	Legal proceedings (b)	Total
Balances on December 31, 2018	-	652,134	247,460	899,594
Post-employment benefit at beginning of the year	46,496	-	-	46,496
Additional provisions recognized	45,952	357,206	195,465	598,623
Provisions used	-	(166,287)	(151,304)	(317,591)
Adjustment to present value	4,312	-	-	4,312
Foreign exchange rate variation, net	-	26,025	(403)	25,622
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056

As of December 31, 2019
Current	-	203,816	-	203,816
Non-current	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056

As of December 31, 2018
Current	-	70,396	-	70,396
Non-current	-	581,738	247,460	829,198
Total	-	652,134	247,460	899,594

(a) The additional provisions recognized for the return of aircraft and engines also include the effects of adjustment to present value.

(b) The provisions consider write-offs due to the revaluation of the estimate and settled proceedings.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

24.1. Provisions for post-employment benefits

The Company offers its employees a health care plan that, in compliance with the current legislation, generates an obligation for post-employment benefits.

The changes in actuarial assets and liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

Consolidated
2019
Actuarial liabilities at beginning of the year	46.496
Current service cost recognized in income	4.910
Cost of interests recognized in income	4.311
Sponsor contributions	(2)
Effect of changing financial assumptions (discount rate reduction)	34.305
Effect of plan experience	6.740
Actuarial liabilities at the end of the year	96,760

Actuarial Assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate	7.23%
Long-term estimated inflation rate	3.50%
HCCTR - medical inflation rate	6.86%
Mortality table	AT-2000 with improvement of 10%
Weighted average of assumptions to determine the cost (revenue) of the defined benefit
Nominal discount rate	9.93%
Long-term estimated inflation rate	4.00%
HCCTR - Medical Inflation Rate	7.38%
Mortality table	AT-2000 with improvement of 10%

24.2. Provision for aircraft and engine return

Such provisions consider the costs that meet the contractual conditions for the return of engines held under an operating lease, as well as for the costs to be incurred to reconfigure the aircraft, upon their return, according to the conditions established in the leases agreements. The consideration is capitalized in fixed assets, under the heading “Aircraft and Engines Overhauling”.

24.3. Provision for legal proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which includes civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company’s Management believes that the provision for tax, civil and labor risks, created in accordance with CVM Resolution 594/09, is sufficient to cover possible losses from administrative and legal proceedings, as shown below:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	Probable Loss		Possible Loss
	2019	2018	2019	2018
Civil	78,119	64,005	62,473	61,942
Labor	210,699	181,556	237,253	183,506
Taxes	2,400	1,899	586,812	548,136
Total	291,218	247,460	886,538	793,584

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate for civil and labor claims.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2019:

•        The GLA discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and pieces, in the amount of R$82,301 (R$65,679 as of December 31, 2018). The classification as a possible risk arises from the fact that there was no express revocation of the tax relief (zero rates) granted to regular air transportation companies.

•        Tax on Services of Any Nature (ISS), amounting to R$24,809 (R$22,927 as of December 31, 2018) arising from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•        Customs fine totaling R$64,923 (R$49,078 on December 31, 2018) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk arises from the fact that there is no final position of the Superior Courts on the matter.

•        Goodwill BSSF Air Holdings (“BSSF”), in the amount of R$110,741 (R$107,579 on December 31, 2018) arising from the  Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•        Goodwill GLA (arising from the acquisition of the former VRG) totaling R$86,998 (R$83,704 on December 31, 2018) arising from the  Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•        In May 2018, the subsidiary Smiles received an Infraction Notice for 2014 and 2015, drawn up due to: (i) the deductibility of the goodwill allocated as future profitability after the merger process of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The total of R$123,495 on December 31, 2019 (R$118,119 on December 31, 2018) was assessed by the Management and legal counsel as a possible risk, that is, likely to be accepted by the tax authorities, since there are defense arguments in the context of administrative appeal.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$93,545 (R$101,050 on December 31, 2018) which, added to the above lawsuits, total R$586,812 on December 31, 2019 (R$548,136 on December 31, 2018).

25.      Shareholders’ equity

25.1. Capital stock

On December 31, 2019, the subscribed capital fully paid-up by the shareholders was of R$3,163,796, corresponding to 3,137,364,724 shares, with 2,863,682,710 common shares and 273,682,014 preferred shares. On December 31, 2018 the Company’s capital stock was R$3,098,230, represented by 3,131,226,450 shares, comprised by 2,863,682,710 common shares and 267,543,740 preferred shares.

The cost with the issuance of shares on December 31, 2019, and 2018 corresponds to R$155,618.

On December 20, 2018, the Volluto fund, which controls the Company, carried out a partial split of its shareholders’ equity and, therefore, transferred all its preferred shares to MOBI Fundo de Investimento em Valores, which in turn belongs to the same holders of the Volluto fund, also observing the same shareholding.

The shareholding structure is as follows:

	2019			2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.00%	100.00%	-	23.42%
Mobi FIA	-	37.59%	28.94%		48.85%	37.41%
Delta Air Lines, Inc.	-	-	-	-	12.29%	9.41%
AirFrance - KLM	-	1.55%	1.19%	-	1.58%	1.21%
Other	-	2.23%	1.73%	-	1.03%	0.79%
Free Float	-	58.63%	45.14%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on December 31, 2019, is R$6 billion. Within the authorized limit, the Company may, upon a resolution of the Board of Directors, increase the share capital regardless of statutory reform, by issuing shares, without keeping a proportion between the different types of shares. Under the terms of the Law, in the case of a capital increase within the authorized limit, the Board of Directors will establish the issuance conditions, including the price and payment term.

The Company’s Board of Directors approved capital increases during the year ended December 31, 2019, through the subscription of shares, due to stock option exercises on: (i) February 27, 2019, in the amount of R$4,589, through the subscription of 521,528 preferred shares; and on (ii) April 26, 2019, in the amount of R$512, due to the subscription of 140,896 preferred shares; (iii) July 31, 2019, in the amount of R$300, due to the subscription of 84,477 preferred shares; (i) October 30, 2019, in the amount of R$60,165, due to the subscription of 5,391,373 preferred shares.

On December 31, 2019, the Company had a balance of shares to be issued totaling R$584 due to the subscription of 186,109 preferred shares through the exercise of stock options. The share capital increase will be brought to the Board of Directors for evaluation and approval.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

25.2. Treasury shares

On December 31, 2019, the Company had 3,006,390 treasury shares, totaling R$102,543 (6,390 shares in the amount of R$126 as of December 31, 2018). On December 31, 2019, the average market price of treasury shares was R$33.84.

26.      Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the result for the period attributed to the Company shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the net income for the period attributed to the Company shareholders by the weighted average number of each class shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding shares by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares (stock option), as described in Note 27. However, due to the losses ascertained in the year ended on December 31, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

	Parent Company and Consolidated
	2019			2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net Loss for the year attributable to equity holders of the parent	(27,269)	(90,004)	(117,273)	(254,828)	(830,565)	(1,085,393)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	270,053		2,863,683	266,676
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	270,053		2,863,683	266,676

Basic loss per share in Brazilian R$	(0.010)	(0.333)		(0.089)	(3.115)
Diluted loss per share	(0.010)	(0.333)		(0.089)	(3.115)

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

27.      Share-based payments

The Company has two additional compensation plans for the members of its Management: the Stock Option Plan (“Stock Option Plan”) and the Restricted Stock Plan, both with the purpose to encourage and promote the alignment of the goals of the Company, the management, and the employees, and mitigate the risks in generating value for the Company due to the loss of its executives, strengthening their commitment and productivity in long-term results.

27.1. Stock option plan - GOL

Beneficiaries of stock options may purchase shares at the price established on the grant date over a period of 3 years as of the grant date, provided that the beneficiary has kept his/her employment relationship during this period.

The options become exercisable at the rate of 20% in the first year, an additional 30% in the second year and the 50% remaining in the third year. In all cases, the options can be exercised within 10 years after the grant date. In all stock options, the expected volatility is based on the historical volatility of the 252 business days of the Company’s shares traded on B3.

Grant Year	Grant Date	Total Options Granted	Number of Options Outstanding	Exercise Price of the Option (in Reais)	Fair Value at Grant Date (in Reais)	Estimated Volatility of Share Price	Expected Dividend Yield	Risk-Free Return Rate	Average Remaining Maturity (in years)
(a) 2010	02/02/2010	2,774,640	245,007	20.65	16.81	77.95%	2.73%	8.65%	0.1
2011	12/20/2010	2,722,444	484,009	27.83	16.07 (b)	44.55%	0.47%	10.25%	0.8
2012	10/19/2012	778,912	205,716	12.81	5.32 (c)	52.25%	2.26%	9.00%	2.7
2013	05/13/2013	802,296	220,413	12.76	6.54 (d)	46.91%	2.00%	7.50%	3.3
2014	08/12/2014	653,130	197,661	11.31	7.98 (e)	52.66%	3.27%	11.00%	4.5
2015	08/11/2015	1,930,844	601,793	9.35	3.37 (f)	55.57%	5.06%	13.25%	5.5
2016	06/30/2016	5,742,732	3,172,111	2.62	1.24 (g)	98.20%	6.59%	14.25%	6.4
2017	08/08/2017	947,767	548,604	8.44	7.91 (h)	80.62%	1.17%	11.25%	7.6
2018	05/24/2018	718,764	478,935	20.18	12.68 (i)	55.58%	0.60%	6.50%	8.4
2019	12/11/2019	1,749,223	1,506.606	25.40	12.10 (j)	61.98%	3.17%	9.00%	9.3
Total	12/31/2019	18,820,752	7,660,855

(a)   In April 2010, a complementary grant of 101,894 shares was approved, referring to the 2010 plan.

(b)   Fair value calculated by the average of R$16.92, R$16.11 and R$15.17 for the respective vesting periods (2011, 2012 and 2013).

(c)   Fair value calculated by the average of R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).

(d)  Fair value calculated by the average of R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).

(e)  Fair value calculated by the average of R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).

(f)   Fair value calculated by the average of R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).

(g)   On July 27, 2016, 900,000 shares were granted in addition to the 2016 plan. The fair value was calculated by the average of R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).

(h)  Fair value calculated by the average of R$8.12, R$7.88 and R$7.72 for the respective vesting periods (2017, 2018 and 2019).

(i)   Fair value calculated by the average of R$13.26, R$12.67 and R$12.11 for the respective vesting periods (2018, 2019 and 2020).

(j)   Fair value calculated by the average of R$12.90, R$12.32 and R$11.65 for the respective vesting periods (2019, 2020 and 2021).

The value of the Company’s share traded on B3 on December 31, 2019 was R$36.80 (R$25.10 on December 31, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The movement of stock options during the year ended on December 31, 2019 is shown below:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding Options on December 31, 2018	7,820,512	9.19
Options granted	2,732,163	25.40
Conversion of restricted shares to call options	3,372,183	2.62
Options exercised	(5,804,249)	5.23
Options canceled and adjustments in estimated prescribed rights	(459,754)	27.54
Outstanding options on December 31, 2019	7,660,855	7.11

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
December 31, 2019	5,939,631	8.42

The expense recognized in income for the year corresponding to the stock option plans was R$40,735 (R$7,476 in 2018).

27.2. Restricted shares plan - GOL

The Company’s Restricted Stock Plan was approved on October 19, 2012 at the Extraordinary Shareholders’ Meeting, and the first grants were approved at a meeting of the Board of Directors on November 13, 2012.

Grant year	Approval date	Total shares granted	Total vested shares	Average fair value at grant date
2016	06/30/2016	4,007,081	-	2.62
2017	08/08/2017	1,538,213	1,010,249	8.44
2018	05/24/2018	773,463	523,747	20.18
Total	12/31/2019	6,318,757	1,533,996

The movement of total restricted shares during the year ended on December 31, 2019 is shown below:

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Conversion of restricted shares to call options	(3,372,183)
Restricted shares transferred to the employee	(283,483)
Restricted shares cancelled and adjustments in estimated expired rights	323,921
Restricted shares outstanding as of December 31, 2019	1,533,996

On August 21, 2019, through an extraordinary shareholders’ meeting, the Company’s shareholders approved the conversion of the restricted stock grant, held in 2016, into preferred stock options.

The expense recognized in income for the year corresponding to the restricted shares plans was R$5,315 (R$9,615 in 2018).

27.3. Stock option plan – Smiles Fidelidade

Beneficiaries of stock options may purchase shares at the price established on the grant date over a period of 3 years as of the grant date, provided that the beneficiary has kept his/her employment relationship during this period.

The options become exercisable at the rate of 20% in the first year, an additional 30% in the second year and the 50% remaining in the third year. In all cases, the options can be exercised within 10 years after the grant date. In all stock options, the expected volatility is based on the historical volatility of the 252 business days of the Company’s shares traded on B3.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Grant year	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated Volatility of share price	Expected dividend yield	Risk‑free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	-	21.7	4.25(a)	36.35%	6.96%	7.40%	3.5
2014	04/02/2014	1,150,000	-	31.28	4.90(b)	33.25%	10.67%	9.90%	4.0
2018	07/31/2018	1,300,000	975,000	48.82	8.93(c)	41.28%	9.90%	6.39%	8.6
Total	12/31/2019	3,508,043	975,000

(a) Average fair value in reais calculated for the 2013 stock option plan of R$4.84 and R$4.20 for the 2013 and 2014 vesting periods; and, R$3.73 for the 2015 and 2016 vesting periods.

(b) Average fair value in reais calculated for the 2014 stock option plan of R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the 2014, 2015, 2016, 2017 and 2018 vesting periods.

(c) Average fair value in reais calculated for the 2018 stock option plan of R$8.17, R$8.63, R$9.14, and R$9.77 for the 2019, 2020, 2021 and 2022 vesting periods.

The share price of the subsidiary Smiles traded at B3 on December 31, 2019 was R$39.27 (R$43.77 on December 31, 2018).

The movement of stock options during the year ended on December 31, 2019 is shown below:

	Number of stock options	Weighted average exercise price
Outstanding Options on December 31, 2018	1,077,053	50.16
Adjustments in estimated prescribed rights	48.947	26.21
Options exercised	(151,000)	5.58
Outstanding options on December 31, 2019	975,000	48.82

During the year ended on December 31, 2019, the Company recognized R$3,131 in equity referring to the share-based compensation with a corresponding entry in the statements of operations under personnel expenses (R$1,489 for the year ended on December 31, 2018).

Additionally, referenced to the Company’s shares, a complementary cash-settled bonus is granted to executives and employees, to strengthen their commitment and productivity with the results. On December 31, 2019, the balance of this obligation totaled R$6,079 (R$6,899 as of December 31, 2018) recorded under “Salaries”, referenced to 120,586 equivalent Company’s shares. The same amount was recorded under “Salaries” in the statement of operations (R$7,450 during the year ended on December 31, 2018) related to these rights.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

28.      Transactions with related parties

28.1. Loan agreements - non-current assets and liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	2019	2018	2019

GOL	GLA	Loan	6.28%	507,408	82,655	-
GLA	GOL	Loan	(*)	-	-	2,121
GAC	GLA	Loan	(*)	1,018,369	232,488	161,229
Gol Finance	GLA	Loan	5.10%	1,914,940	1,979,000	-
Total				3,440,717	2,294,143	163,350

(*) According to the local legislation, the Company applies symbolic interest rates.

The following table shows the balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the contracts	Interest Rate (p.a.)	2019	2018
Gol Finance	GOL	subscription bonus	07/2024	-	602,350	-
Gol Finance Inc,	GAC	loan	01/2023	8.64%	1,267,594	1,128,845
Gol Finance	GAC	loan	03/2025	4.19%	1,061,747	596,204
Gol Finance	Gol Finance Inc,	loan	01/2020	9.83%	945,721	887,395
Gol Finance Inc,	Gol Finance	loan	07/2020	11.70¨%	196,298	250,950
Smiles Fidelidade	GLA	advance ticket purchases	12/2032	6.71%	970,899	1,296,077
Smiles Fidelidade	GLA	miles sold	12/2032	-	32,271	24,035
Smiles Fidelidade	GLA	management fees	12/2032	-	1,300	803
Smiles Fidelidade	GLA	letter of indemnity agreement	-	-	1,414	10,559
Smiles Fidelidade	GLA	shared services	12/2032	-	6,222	5,439
Smiles Fidelidade	GLA	transfer - gla	12/2032	-	22,684	38,144
Smiles Fidelidade	GLA	share-based payments	-	-	856	856
Smiles Fidelidade	Netpoints	miles converted	-	-	-	48
Total					5,109,356	4,239,355

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired the subscription bonus issued by the Company under the Exchangeable Senior Notes, detailed in Note 18.1.1.

28.2. Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below:

•     Mobitrans Administração e Participações S.A.: Business consultancy and advisory services, valid for an indefinite period

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew and employee transportation services between airports, effective until September 30, 2021.

In the year ended December 31, 2019, the subsidiary GLA recognized a total expense related to these services of R$10,560 (R$9,358 in the year ended December 31, 2018). On the same date, the balance payable to related companies, under “suppliers”, was of R$1,822 (R$1,107 on December 31, 2018), and refers mainly to transactions with Viação Piracicabana Ltda.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

28.3. Contracts of account opening UATP (“universal air transportation plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.;  Empresa de Ônibus Pássaro Marron S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda., all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

Such companies are owned by the individuals who control the funds Volutto and Mob FIA, which are the controlling shareholders of the Company.

28.4. Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the year ended on December 31, 2019, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$284,691 (R$151,936 on December 31, 2018). On December 31, 2019, the Company had no deferred revenue recorded as “other liabilities” (R$8,565 as of December 31, 2018) and had R$142,241 recorded under “Suppliers” in current liabilities (R$170,673 as of December 31, 2018).

28.5. Disposal of equity interest

On December 10, 2019, Delta Airlines completely ended the process of divesting its equity interest in GOL through the negotiation of its preferred shares.

28.6. Remuneration of key management personnel

	Consolidated
	2019	2018
Salaries and benefits (*)	69,609	75,979
Related taxes and charges	15,813	11,062
Share-based payments	8,880	10,234
Total	94,302	97,275

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	2019	2018
Number of Executives
Board of directors	8	9
Statutory executive officers	4	5
Non-statutory executive officers	22	26
Fiscal council	3	3
Other governance committees	7	7
Total	44	50

29.      Revenue

	Consolidated
	2019	2018

Passenger transportation (*)	13,461,470	11,148,292
Cargo transportation	411,054	400,959
Mileage revenue	446,871	446,448
Other revenue	113,253	95,681
Gross revenue	14,432,648	12,091,380

Related tax	(567,944)	(680,026)
Net revenue	13,864,704	11,411,354

 (*) Of the total amount, the total of R$583,242 for the year ended on December 31, 2019 is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$479,136 for the year ended December 31, 2018).

Revenue by geographical location is as follows:

	Consolidated
	2019	%	2018	%

Domestic	11,965,181	86.3	9,729,498	85.3
International	1,899,523	13.7	1,681,856	14.7
Net Revenue	13,864,704	100.0	11,411,354	100.0

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

30.      Operating costs, selling and administrative expenses

	Parent Company		Consolidated
	2019	2018	2019	2018

Cost of services provided
Salaries	-	-	(1,671,606)	(1,215,324)
Aircraft fuel	-	-	(4,047,344)	(3,867,673)
Aircraft rent	-	-	-	(1,112,837)
Maintenance, material and repairs	-	-	(569,229)	(570,333)
Passenger costs	-	-	(578,744)	(474,117)
Services provided	-	-	(150,626)	(149,959)
Landing fees	-	-	(759,774)	(743,362)
Depreciation and amortization	-	-	(1,695,384)	(644,765)
Other operating costs	-	-	(334,321)	(356,941)
Total cost of services provided	-	-	(9,807,028)	(9,135,311)

Selling expenses
Salaries	-	-	(36,820)	(32,526)
Services provided	-	-	(163,487)	(124,553)
Sales and marketing	-	-	(670,392)	(581,977)
Other selling expenses	-	-	(31,970)	(22,870)
Total selling expenses	-	-	(902,669)	(761,926)

Administrative expenses
Salaries (a)	(4,340)	(3,806)	(652,842)	(656,002)
Services provided	(32,183)	(21,745)	(393,279)	(339,256)
Depreciation and amortization		-	(32,598)	(23,751)
Administrative and other	(182,246)	-	(676,047)	(461,025)
Other administrative income	5,986	-	413,068	451,325
Total administrative expenses	(212,783)	(25,551)	(1,341,698)	(1,028,709)

Other operating income
Sale-leaseback transactions (b)	7,413	748,561	7,924	914,167
Other operating expenses	-	(385,862)	-	-
Other operating income (c)	35,641	199,872	311,429	-
Total other operating income, net	43,054	562,571	319,353	914,167

Total	(169,729)	537,020	(11,732,042)	(10,011,779)

(a)    The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.

(b)    During the year ended December 31, 2019, the Company recorded a net gain of R$7,924 related to the sale-leaseback transaction of 1 aircraft (In the period ended December 31, 2018, the Company recorded a net gain of R$914,167 arising from sale-leaseback operations of 25 aircraft traded in the period, together with deferred gains and losses related to such operations and aircraft traded from 2006 to 2009).

(c)    The amount is related to the remeasurement of the leases liability due to the early return of 3 aircraft in the year ended December 31, 2019.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

31.       Financial income

	Parent Company		Consolidated
	2019	2018	2019	2018
Financial Income
Gain on derivatives	-	-	84,862	17,838
Gains from financial investments	28,102	35,534	225,535	161,223
Inflation indexation	2,816	2,038	42,967	78,169
(-) Taxes on financial income (a)	(4,154)	(4,590)	(26,818)	(20,372)
Unrealized gains - conversion right - ESN	16,148	-	16,148	-
Interest income	106,093	75,813	7,451	-
Other	6,833	174	39,418	22,870
Total financial income	155,838	108,969	389,563	259,728

Financial expenses
Loss with derivatives	-	-	(86,990)	(51,674)
Derivative losses - capped call	(23,229)	-	(23,229)	-
Unrealized loss - conversion right	(440,865)	(342,333)	(778,557)	(710,787)
Bank charges and expenses	(25,149)	(27,420)	(73,171)	(75,673)
Exchange offer costs	-	(53,952)	-	(53,952)
Losses from financial investments	-	-	(111,679)	(33,999)
Interest on leases (b)	-	-	(488,278)	-
Other	(61,035)	(16,414)	(186,361)	(135,004)
Total financial expenses	(550,278)	(440,119)	(1,748,265)	(1,061,089)

Foreign exchange rate change, net	(87,133)	(433,239)	(385,092)	(1,081,197)

Total	(481,573)	(764,389)	(1,743,794)	(1,882,558)

(a)   Relates to taxes on financial income (PIS and COFINS), according to Decree 8426 of April 1, 2015.

(b)  Amount related to present value adjustments of the right of use from the initial adoption of CPC 06 (R2). For further information, see Note 4.27.1.

32.      Segments

The operating segments are defined based on business activities that can generate revenues and incur expenses. The operating results are regularly reviewed by the Company's decision makers to assess the performance and allocate resources to the respective segments. The Company has two operating segments: the air transportation segment and the loyalty program segment.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. In addition, the Company has different natures between its two operating segments, having no common costs and revenues between the reported operating segments which would require allocation.

The Company holds a majority shareholding in the subsidiary Smiles Fidelidade, and the interest of non-controlling shareholders on December 31, 2019 and 2018 was of 47.4%.

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2019 and December 31, 2018:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

32.1. Assets and Liabilities of the Operating Segments

	2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total Consolidated
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Non-current	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total Assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Non-current	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Total equity (deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total liabilities and equity (deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

	2018
	Flight transportation	SMILES loyalty program	Combined information	Eliminations	Total Consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Non-current	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total Assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Non-current	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

32.2. Results of the operating segments

	2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total Consolidated

Net Revenue
Passenger	12,592,018	-	12,592,018	485,725	13,077,743
Cargo and other	463,651	-	463,651	(38,563)	425,088
Mileage revenue	-	1,051,124	1,051,124	(689,251)	361,873
Total net revenue (a)	13,055,699	1,051,124	14,106,793	(242,089)	13,864,704
Cost of services provided (b)	(9,759,821)	(73,466)	(9,833,287)	26,259	(9,807,028)
Gross Profit	3,295,848	977,658	4,273,506	(215,830)	4,057,676

Operating income (expenses)
Selling expenses	(971,204)	(127,943)	(1,099,147)	196,478	(902,669)
Administrative expenses (c)	(1,216,166)	(131,407)	(1,347,573)	5,875	(1,341,698)
Other operating income (expenses), net	312,746	47,535	360,281	(40,928)	319,353
Total operating expenses	(1,874,624)	(211,815)	(2,086,439)	161,425	(1,925,014)

Equity pick up method	294,976	-	294,976	(294,899)	77

Operating result before net financial result and income taxes	1,716,200	765,843	2,482,043	(349,304)	2,132,739

Financial results
Financial income	338,268	125,455	463,723	(74,160)	389,563
Financial expenses	(2,116,438)	(4,273)	(2,120,711)	74,160	(2,046,551)
Total financial results	(1,778,170)	121,182	(1,656,988)	-	(1,656,988)

Income before the exchange rate change, net	(61,970)	887,025	825,055	(349,304)	475,751

Foreign exchange rate change, net	(92,168)	4,669	(87,499)	693	(86,806)

Income (loss) before income taxes	(154,138)	891,694	737,556	(348,611)	388,945

Income and social contribution taxes	36,865	(264,969)	(228,104)	18,497	(209,607)
Net Income (loss) for the year	(117,273)	626,725	509,452	(330,114)	179,338

Net income attributable to equity holders of the parent company	(117,273)	330,114	212,841	(330,114)	(117,273)
Participation of non-controlling interests	-	296,611	296,611	-	296,611

(a)   Eliminations are entirely related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization charges totaling R$934,903 for the year ended December 31, 2019 allocated to the following segments: R$911,581 for air transportation and R$23,322 for the Smiles loyalty program (R$630,113 and R$14,652 for the period ended December 31, 2018, respectively).

(c)   Includes depreciation and amortization charges totaling R$793,081 for the year ended December 31, 2019 allocated to the following segments: R$789,534 for air transportation and R$3,547 for the Smiles loyalty program (R$21,045 and R$2,706 for the period ended December 31, 2018, respectively).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total Consolidated
Net Revenue
Passenger (a)	10,199,092	-	10,199,092	434,396	10,633,488
Cargo and other (a)	422,432	-	422,432	(12,799)	409,633
Mileage revenue (a)	-	987,444	987,444	(619,211)	368,233
Cost of services provided (b)	(8,963,750)	(58,386)	(9,022,136)	(113,175)	(9,135,311)
Gross profit	1,657,774	929,058	2,586,832	(310,789)	2,276,043

Operating income (expenses)
Selling expenses	(815,843)	(112,524)	(928,367)	166,441	(761,926)
Administrative expenses (c)	(1,060,858)	(112,671)	(1,173,529)	144,820	(1,028,709)
Other operating income (expenses), net	914,167	38,106	952,273	(38,106)	914,167
Total operating expenses	(962,534)	(187,089)	(1,149,623)	273,155	(876,468)

Equity pick up method	315,721	-	315,721	(315,334)	387

Operating result before net financial result and income taxes	1,010,961	741,969	1,752,930	(352,968)	1,399,962
Financial results
Financial income	166,348	220,628	386,976	(127,248)	259,728
Financial expenses	(1,185,889)	(2,326)	(1,188,215)	127,126	(1,061,089)
Total financial results	(1,019,541)	218,302	(801,239)	(122)	(801,361)

Income before the exchange rate change, net	(8,580)	960,271	951,691	(353,090)	598,601

Foreign exchange rate change, net	(1,084,543)	3,223	(1,081,320)	123	(1,081,197)

Income (loss) before income taxes	(1,093,123)	963,494	(129,629)	(352,967)	(482,596)

Income and social contribution taxes	7,729	(317,652)	(309,923)	12,795	(297,128)
Net income (loss) for the year	(1,085,394)	645,842	(439,552)	(340,172)	(779,724)

Net income attributable to equity holders of the parent company	(1,085,394)	340,173	(745,221)	(340,172)	(1,085,393)
Participation of non-controlling interests	-	305,669	305,669	-	305,669

(a)  Eliminations are entirely related to transactions between GLA and Smiles Fidelidade.

(b)  Includes depreciation and amortization charges totaling R$934,903 for the year ended December 31, 2019 allocated to the following segments: R$911,581 for air transportation and R$23,322 for the Smiles loyalty program (R$630,113 and R$14,652 for the period ended December 31, 2018, respectively).

(c)   Includes depreciation and amortization charges totaling R$793,081 for the year ended December 31, 2019 allocated to the following segments: R$789,534 for air transportation and R$3,547 for the Smiles loyalty program (R$21,045 and R$2,706 for the period ended December 31, 2018, respectively).

In the individual financial statements of the subsidiary Smiles Fidelidade, which is the Loyalty Program segment, and in the information provided to the main operating decision-makers, the revenue is recognized when the miles are redeemed by the participants. From the perspective of this segment, such treatment is appropriate, as it is the moment when the revenue recognition cycle is completed, since Smiles transfers to GLA the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the cycle of revenue recognition in relation to the exchange of miles in the loyalty program for airline tickets of the Company is only completed when passengers are effectively transported. Therefore, to reconcile the assets, liabilities and consolidated results, as well as for the equity pickup and consolidation, in addition to eliminations, an adjustment of unrealized transactions in revenues from the Smiles Program is carried out. In this case, within the consolidated perspective, the miles that were used to redeem airline tickets are only recognized as revenue when the passengers are transported, in accordance with the accounting practices adopted by the Company.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

33.      Commitments

On December 31, 2019, the Company had 129 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$65,779,883 (corresponding to US$16,319,717 on the reporting date), segregated as follows:

	Consolidated
	2019	2018
2020	-	1,791,661
2021	7,113,774	5,046,966
2022	8,200,455	7,883,277
2023	9,118,866	8,766,165
2024 thereafter	41,346,788	39,747,570
Total	65,779,883	63,235,639

Of the total commitments presented above, the Company should disburse R$9,245,057 (corresponding to US$2,293,660 on the balance date) as advances for aircraft acquisition, according to the financial flow below:

	Consolidated
	2019	2018
2019	-	283,579
2020	1,169,967	816,766
2021	1,152,456	1,072,048
2022	1,300,668	1,250,361
2023	1,366,345	1,313,497
2024 Thereafter	4,255,621	4,091,021
Total	9,245,057	8,827,272

The difference between the total amount of the commitment and the disbursements, which corresponds to around 85% of the total cost of the aircraft, must be financed.

The Company has been making payments related to aircraft acquisitions using its own resources, loans, cash generated from operations, short- and medium-term credit lines and supplier financing.

The Company leases its entire aircraft fleet through a combination of leases without a purchase option and with a purchase option. On December 31, 2019, the total fleet included 137 aircraft (121 on December 31, 2018): 126 with commercial leases without a purchase option and 11 with commercial leases with a purchase option (on December 31, 2018, 10 of these aircraft has a purchase option and 110 had no purchase option).

34.      Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using swaps, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company does not hedge the entire risk exposure; therefore, the Company is subject to market variations for a significant part of its exposed assets and liabilities. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least quarterly, in line with the CPR strategies. The results obtained from the operations and the application of controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

34.1. Accounting classifications of financial instruments

The accounting classifications of the Company’s consolidated financial instruments on December 31, 2019 and 2018 are as follows:

	Parent Company				Consolidated
	Measured at Fair Value through Profit or Loss		Amortized Cost (c)		Measured at Fair Value through Profit or Loss		Amortized Cost (c)
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Cash and cash equivalents		2,217	1,016,746	280,248	5,505	307,538	1,639,920	518,649
Short-term investments	673	92,015	-	-	953,762	478,364	-	-
Restricted cash	6,399	39,784	-	-	444,306	822,132	-	-
Derivative assets	143,969	-	-	-	147,469	-	-	-
Trade receivables	-	-		-	-	-	1,229,530	853,328
Deposits (a)	-	-	51,055	49,081	-	-	1,126,609	885,804
Related parties	-	-	3,440,701	2,294,143	-	-	-	-
Other assets	-	-	79,587	425,913	-	-	140,006	478,628

Liabilities
Loans and financing (b)	626,557	-	5,968,583	4,659,102	626,557	-	7,783,284	6,443,807
Suppliers	-	-	19,116	10,765	-	-	1,296,417	1,523,952
Suppliers - forfaiting	-	-	-	-	-	-	554,467	365,696
Derivatives	-	-	-	-	20,350	409,662	-	-
Leases	-	-	-	-	-	-	6,052,780	912,145
Other liabilities	-	-	23,501	35,642	-	-	164,709	147,239

(a)    Excludes judicial deposits, as described in Note 14.

(b)    The amount on December 31, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes. For further information, see Note 18.1.1.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 18. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

During the year ended December 31, 2019, there was no change on the classification between categories of the financial instruments.

34.2. Derivative and non-derivative financial instruments

The Company’s derivative financial instruments were recorded in the following statements of financial position items:

	Derivatives					Non-Derivative
	Fuel	Interest rate risk	Foreign currency risk	Capped call	ESN (**)	Revenue hedge	Total
Fair Value Variations:
Derivative rights (obligations) on December 31, 2018	(363,268)	(46,394)	-	-	-	-	(409,662)
Gains (losses) recognized in Profit or loss	-	-	1,207	(23,229)	16,148	-	(5,874)
Gains (losses) recognized as exchange variation	-	-	-	13,946	(43,575)	-	(29,629)
Gains (losses) recognized in other comprehensive income (loss)	299,910	(205,383)	-	-	-	-	94,527
Settlements (payments received) During the year	43,008	251,777	2,293	153,252	(599,130)	-	(148,800)
Derivative assets (liabilities) at 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)

Changes in other comprehensive income (loss)
Balances on December 31, 2018	(378,702)	(121,320)	-	-	-	-	(500,022)
Fair value adjustments during the year	299,910	(205,383)	-	-	-	-	94,527
Adjustments of hedge accounting of revenue	-	-	-	-	-	(188,267)	(188,267)
Net Reversal to profit or loss	25,549	15,339	-	-	-	22,831	63,719
Balances in 2019	(53,243)	(311,364)	-	-	-	(165,436)	(530,043)

Effect on profit or loss	(25,549)	(15,339)	1,207	(9,282)	(27,427)	165,436	89,045

Classification of effects on income			2019
Net revenue			(18,806)
Aircraft fuel - operating costs			(28,892)
Leases – interest expenses			(8,662)
Unrealized losses with conversion right - ESN - interest expenses			16,148
Derivative losses - capped call – interest expenses			(23,229)
Derivative gains and losses – interest expenses			(300,414)
Foreign exchange rate change, net			452,900
Total			89,045

The Company may adopt hedge accounting for derivatives contracted to hedge the cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). On December 31, 2019, the Company adopts as a cash flow hedge to protect the interest rates (predominantly Libor), and to protect the aviation fuel.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2020	2021	2022	2023	2024 onwards
Interest derivatives	(9,924)	(19,417)	(25,304)	(25,591)	(214,437)
Revenue derivatives	(38,504)	(37,091)	(35,888)	(35,442)	(18,511)
Fuel derivatives	(35,513)	(17,730)	-	-	-
Expected realization (*)	(83,941)	(74,238)	(61,192)	(61,033)	(232,948)

(*) Negative values represent losses.

34.3. Market risks

34.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by the product price fluctuations. To mitigate the risk of fuel price, as of December 31, 2019, the Company held call options and WTI, Brent and Collar derivatives. During the year ended December 31, 2019, the Company recognized total losses in the statements of operations totaling R$25,549 related to fuel derivatives (on December 31, 2018, the Company recognized total gains in the statements of operations totaling R$39,675 related to fuel derivatives designated as hedge accounting).

The Company uses different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability and margin deposit. The main instruments are futures, calls, calls spreads and swaps (see Note 33.2).

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of international fuel behaves as expected; and (ii) adequately define the hedge index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on Risk Management strategies, such as changes in the pricing of aviation fuel by suppliers and the mismatch of the term of the hedging instrument and the hedged object.

The Company has hedged around 68.2% of its fuel consumption for the year 2020 and 16.6% for the year 2021.

The analysis of sensitivity to variation in the price of aviation fuel is presented in Note 34.6.2.

34.3.2. Interest rate

The Company’s strategy for interest risk management combines fixed and floating interest rates and establishes if it will be necessary to expand or reduce the interest rate exposures. The Company manages its exposure by calculating the Basis Point Value (“BPV”) of each agreement and uses volumes that correspond to the amount of BPVs necessary to achieve the goals proposed in the Risk Management to contract derivatives.

Through statistical models, the Company proves the economic relationship between the hedging instrument and the hedged object, considering potential factors of ineffectiveness, such as the mismatch of the term of the hedging instrument and the hedged object.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company is mainly exposed to leases transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company may use derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2019, the Company recognized a total loss from interest hedge operations in the amount of R$15,339 (loss of R$35,708 in the year ended December 31, 2018).

On December 31, 2019, the Company and its subsidiaries do not have open Libor interest derivative agreements.

The analysis of sensitivity to variation in the price of aviation fuel is presented in Note 33.5.3.

34.3.3. Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the period ended December 31, 2019, the Company recognized a total gain with foreign exchange hedge operations in the amount of R$1,207 (there were no foreign exchange hedge operations in the period ended December 30, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2019	2018	2019	2018
Assets
Cash, equivalents, short-term investments and restricted cash	647,671	373,431	1,035,802	963,973
Trade receivables	-	-	202,363	148,538
Recoverable taxes	-	-	5,312	-
Deposits	51,056	-	1,126,609	885,804
Derivative assets	143,969	-	147,469	-
Other assets	-	352,437	-	352,437
Total Assets	842,969	725,868	2,517,555	2,350,752

Liabilities
Loans and financing	(6,595,140)	(4,659,102)	(7,831,116)	(5,576,835)
Leases	-	-	-	(640,660)
Foreign currency suppliers	(3,164)	(10,378)	(462,636)	(903,287)
Derivatives	-	-	(20,350)	(409,662)
Operating leases	-	-	(6,007,973)	(271,485)
Total liabilities	(6,598,304)	(4,669,480)	(14,322,075)	(7,801,929)

Exchange exposure	(5,755,608)	(3,943,612)	(11,804,517)	(5,451,177)

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	-	-	(7,135,784)
Future commitments resulting from firm aircraft orders	(65,779,883)	(63,235,639)	(65,779,883)	(63,235,639)
Total	(65,779,883)	(63,235,639)	(65,779,883)	(70,371,423)

Total foreign currency exposure - R$	(71,535,491)	(67,179,251)	(77,584,400)	(75,822,600)
Total foreign currency exposure - US$	(17,747,659)	(17,337,476)	(19,248,369)	(19,568,133)
Exchange rate (R$/US$)	4.0307	3.8748	4.0307	3.8748

(*) On January 1, 2019, due to the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s statements of financial position, as per Note 4.1.1, as well as the corresponding right of use associated with this obligation.

The Company is mainly exposed to the variation of the U.S. dollar.

34.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, 2019, April 17, 2019, and July 17, 2019, as detailed in Note 18.1.1, contracted private derivative operations (“capped call”) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense with capped call operations in the amount of R$23,229 for the year ended December 31, 2019.

The analysis of sensitivity to variation in the exchange rate change (US$) is presented in Note 33.5.5.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

34.4. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.5. Liquidity risk

The Company is exposed to liquidity risk in two different ways: (i) market liquidity risk, which varies according to the types of assets and markets in which the assets are traded, and (ii) cash flow liquidity, related to the emergence of difficulties to comply with the operational obligations contracted on the scheduled dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

The maturity schedules of the Company’s consolidated financial liabilities on December 31, 2019, and 2018 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 Years	Total
Loans and financing	200,598	1,413,645	6,587,415	1,923,019	10,124,677
Suppliers	19,116	-	-	-	19,116
On December 31, 2019	219,714	1,413,645	6,587,415	1,923,019	10,143,793

Loans and financing	154,197	168,070	2,795,870	4,345,409	7,463,546
Suppliers	10,765	-	-	-	10,765
On December 31, 2018	164,962	168,070	2,795,870	4,345,409	7,474,311

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loan and financing current / non-current	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - Forfaiting	554,467	-	-	-	554,467
Derivatives	9,080	-	11,270	-	20,350
On December 31, 2019	4,219,655	2,743,206	13,402,943	2,857,852	23,223,656

Loan and financing current / non-current	901,588	438,386	3,692,463	4,394,544	9,426,981
Leases	227,985	227,879	1,452,842	8,965	1,917,671
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives	95,773	99,671	214,218	-	409,662
On December 31, 2018	2,994,835	765,958	5,479,660	4,403,509	13,643,962

34.6. Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments was prepared in accordance with CVM Instruction 475/08, with the purpose of estimating the impact on the fair value of financial instruments operated by the Company, considering three scenarios in the risk variable considered: most likely scenario, in the evaluation of the Company (this being the maintenance of market levels); deterioration of 25% (possible adverse scenario) in the risk variable; deterioration of 50% (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

The tables below show the analysis of sensitivity on foreign exchange exposure, open derivatives position and interest rates on December 31, 2019 for market risks considered relevant by the Company’s Management. The values shown as positive are asset exposures (assets greater than liabilities) and negative values are liability exposures (liabilities greater than assets).

34.6.1. Foreign Currency Risk

On December 31, 2019, the Company adopted an exchange rate change of R$4.0307/US$1.00, corresponding to the month’s closing rate disclosed by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure on December 31, 2019:

		Parent Company	Consolidated
	Exchange rate	Effect on profit or loss	Effect on profit or loss	Derivative
Net Liabilities exposed to the risk of appreciation of the U.S. Dollar	4.0307	5,755,608	11,804,517	21,500
Dollar depreciation (-50%)	2.0154	(2,877,804)	(5,902,259)	(10,750)
Dollar depreciation (-25%)	3.0230	(1,438,902)	(2,951,129)	(5,375)
Dollar appreciation (+25%)	5.0384	1,438,902	2,951,129	5,375
Dollar appreciation (+50%)	6.0461	2,877,804	5,902,259	10,750

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

34.6.2. Fuel risk

On December 31, 2019, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 68.2% of 12-month consumption, protection equivalent to 41.7% of 24-month consumption. The probable scenarios used by the Company are the market curves at the close of December 31, 2019, for derivatives that hedge the fuel price risk, both for derivatives that protect the fuel price risk and for derivatives that protect the Libor interest rate risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in prices/barrel (-50%)	28.42	(942,142)
Decline in prices/barrel (-25%)	42.62	(557,695)
Increase in prices/barrel (+25%)	71.04	345,830
Increase in prices/barrel (+50%)	85.25	826,924

34.6.3. Interest rate risk

On December 31, 2019, the Company holds financial investments and financial liabilities indexed to several rates and positions in Libor derivatives. In its sensitivity analysis of non- derivative financial instruments, it was considered the impacts on the yearly interest of the exposed values on December 31, 2019 (see Note 18) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial indebtedness (a)
Risk	Increase in the CDI rate	Decrease in the Libor rate
Reference rates	4.40%	1.91%
Exposure amount (probable scenario) (b)	(1,183,581)	1,206,135
Remote favorable scenario (-50%)	23,412	(11,733)
Possible favorable scenario (-25%)	11,706	(5,866)
Possible adverse scenario (+25%)	(11,706)	5,866
Remote adverse scenario (+50%)	(23,412)	11,733

(a)  Total invested and raised in the financial market at the CDI rate and Libor interest rate.

(b)  Book balances recorded as of December 31, 2019.

Measurement of the fair value of financial instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•      Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;

•      Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•      Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability but are not based on observable market data (unobservable data).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The following table shows a summary of the financial instruments measured at fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2019 and December 31, 2018:

	Parent Company
		2019		2018
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	-	-	2,217	2,217
Short-Term Investments	Level 1	673	673	92,015	92,015
Restricted Cash	Level 2	6,399	6,399	39,784	39,784
Derivative Assets	Level 1	(626,557)	(626,557)	-	-

	Consolidated
		2019		2018
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	5,505	5,505	-	-
Cash and Cash Equivalents	Level 2	-	-	307,538	307,538
Short-Term Investments	Level 1	953,762	953,762	21,100	21,100
Short-Term Investments	Level 2	-	-	457.264	457.264
Restricted Cash	Level 2	444,306	444,306	822,132	822,132
Derivative Assets	Level 2	147,469	147,469	-	-
Fair Value Adjustment of Derivatives	Level 1	(626,557)	(626,557)	-	-
Derivatives Liabilities	Level 1	(20,350)	(20,350)	(409,662)	(409,662)

34.7.           Capital management

The Company seeks capital alternatives with the purpose to meet its operational needs, with the goal to achieve a capital structure the considers the due parameters for financial costs and the maturity terms of funding and its guarantees. The Company monitors its financial leverage degree, which corresponds to the loans and financing, including short- and long-term. The table below shows the financial leverage on December 31, 2019 and 2018:

	Consolidated
	2019	2018

Total loans and financing	8,409,841	6,443,807
Total leases to pay	6,052,780	912,145
(-) Cash and cash equivalents	(1,645,425)	(826,187)
(-) Financial investments	(953,762)	(478,364)
(-) Restricted cash	(444,306)	(822,132)
A – Net debt	11,419,128	5,229,269
B – Total negative shareholders’ equity	(7,105,417)	(4,505,351)
C = (B + A) – Total capital	4,313,711	723,918

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

35.      Non-cash Transactions

	Parent Company
	2019	2018
Initial adoption - IFRS 16 (investments / accumulated losses)	2,436,077	-
Share-based compensation (investments / capital / share-based compensation)	(38,359)	-
Unrealized results from derivatives (investments / equity valuation adjustment)	30,021	-
Effects of changes in equity interest (investments / capital reserves)	649	-
Actuarial losses from post-employment benefits (investments / equity valuation adjustment / accumulated losses)	87,541	-
Interest on shareholders’ equity to be distributed, net of taxes (investments/ISE)	-	9,651
Dividends (investments / dividends)	228,359	65,247

	Consolidated
	2019	2018
Initial Adoption - IFRS 16 (property, plant and equipment / accumulated loss / minority interest)	2,436,333	-
Share-based compensation (capital / share-based compensation)	(31,222)	-
Unrealized results from derivatives (derivative obligations / equity valuation adjustment)	30,021	-
Effects of changes in equity interest (capital reserves / minority interest)	(649)	-
Actuarial losses from post-employment benefits (actuarial liabilities / equity valuation adjustment / accumulated losses)	87,541	-
Interest on shareholders’ equity to be distributed, net of taxes	-	(8,672)
Dividends	238,359	(58,632)
Write-off of leases agreements	-	(805,081)
Provision for aircraft return	-	147,548
Acquisition of property, plant and equipment through financing (fixed assets / loans and financing)	164,234	193,506
Guarantee Deposits (deposits / leases payable)	(476)	-
Maintenance Reserve (deposits / leases payable)	(6,498)	-
Right to use flight equipment (fixed assets / leases payable)	957,027	-

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

36.      Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2019 and 2018:

36.1. Parent company

	2019
				Non-cash changes
	Opening balance	Cash flow	Payments and loan costs	Exchange rate change, net	Provision for interest and cost amortization	Unrealized hedges results	Closing balance
Short and long-term debt	4,659,102	1,587,691	(330,824)	269,593	450,295	(40,717)	6,595,140

	2018
				Non-cash changes
	Opening balance	Cash flow	Payments and loan costs	Exchange rate, net	Provision for interest and cost amortization	Closing balance
Short and long-term debt	4,034,975	(152,831)	(286,686)	697,879	365,765	4,659,102

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

36.2. Consolidated

	2019
						Non-cash changes
	Opening balance	Cash flow	Initial adoption adjustment – IFRS 16	Interest payments and loan cost	Derivatives	Provision property, plant and equipment	Exchange rate variation, net	Interest accued	Unrealized hedges results	Other	Closing balance
Short and long-term debt	6,443,807	1,401,125	-	(406,079)	-	164,234	313,717	533,754	(40,717)	-	8,409,841
Leases	912,145	(1,617,677)	5,370,868	(23,304)	-	-	241,612	502,544	-	666,592	6,052,780
Derivatives	409,662	-	-	-	(94,527)	-	-	-	-	(294,785)	20,350
Other liabilities	147,239	-	-	-	-	-	-	-	-	17,470	164,709

	2018
						Non-cash changes
	Opening balance	Cash flow	Property, plant and equipment acquisition through financing	Disposal property, plant and equipment	Dividends provisioned through the subsidiary Smiles	Interest accrual	Exchange rate variation, net	Interest payments and loan cost	Other	Closing balance
Short and long-term debt	7,105,667	(536,888)	193,506	(805,081)	-	565,854	1,043,117	(481,708)	-	7,084,467
Other liabilities	143,473	(219,493)	-	-	238,879	-	-	-	(15,620)	147,239

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

37.      Insurance Coverage

On December 31, 2019, the most relevant insurance coverage, by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, together with the insurance coverage of the subsidiary Smiles, are as follows:

	In thousands of R$	In thousands of US$
GLA
Warranty - hull/war	342,610	85,000
Civil liability per event/aircraft (a)	3,023,025	750,000
Inventories (local) (b)	1,007,675	250,000
Smiles
Rent Guarantee (Cond. Rio Negro - Alphaville)	1,318	-
D&O liability insurance	100,000	-
Fire (property insurance Cond. Rio Negro - Alphaville)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law 10744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

38.      Subsequent events

38.1. Corporate restructuring

On January 31, 2020, the Company carried out a capital increase in the subsidiary GLA, totaling R$479,859 thousand, by issuing 209,506,233 new nominative common shares with no par value, for the issue price of R$2.29 (two reais and twenty-nine cents) per share paid through a contribution of 65,310,486 (sixty-five million, three hundred and ten thousand, four hundred and eighty-six) common shares representing 52.61% of share capital of Smiles Fidelidade S.A held by the Company. As a consequence, the Company’s corporate structure became as follows:

38.2. New codeshare agreement

On February 4, 2020, the Company, through its subsidiary GLA, announced a new reciprocal codeshare agreement with the airline American Airlines, thus creating the most frequent service between the United States and South America.

38.3. Call notice for the extraordinary shareholders’ meeting

On February 4, 2020, the Company issued a call notice for an extraordinary shareholders’ meeting to be held on March 5, 2020, to resolve on:

i.      approving the Protocol and Reasoning (“Protocol and Reasoning”) to be signed between the Management of the Company and the Management of the subsidiaries GLA and Smiles, which establishes the terms and conditions of the corporate reorganization, whose acts and events are linked and interdependent, in which the shares issued by Smiles will be merged into GLA and the shares issued by GLA will be merged into the Company. As a result, the Company will indirectly hold all shares issued by Smiles, with the resulting merger of the operations and equity base of the Company and of the subsidiary Smiles (“Reorganization”);

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

ii.     ratifying the appointment of the specialized company Apsis Consultoria e Avaliação Ltda. to prepare the valuation report of the economic value of GLA’s equity, for the Company to incorporate the shares issued by GLA (“Valuation Report of GLA Shares”);

iii.    approving the Valuation Report of GLA Shares;

iv.    approving the proposed Reorganization, under the terms of the Protocol and Reasoning;

v.     authorizing, due to the incorporation of GLA Shares, the increase of the Company’s share capital, to be subscribed and paid-in by GLA’s Management, with the due amendment of its bylaws (after establishing the final number of shares, depending on of the exchange ratio to be chosen by Smiles’ shareholders, and, therefore, the final number of shares of the to be issued by the Company due to the incorporation of GLA Shares) and also authorizing the Board of Directors to establish, after concluding Reorganization, the exact number of shares to be issued, as well as the amounts to be allocated to the share capital and the capital reserve;

vi.    approving the creation of preferred shares and redeemable preferred shares issued by the Company; and

vii.   approving the succession of the Long-Term Incentive Plan - Stock Option - Company’s Option to Purchase Smiles Shares, with the due assumption of the obligations arising therefrom.

38.4. Sale and leaseback of aircraft

On February 11, 2020, the Company has announced, through a Notice to the Market, announced the sale of 11 aircraft, which will reduce the Company’s net debt by around R$500,000, reducing R$130,000 in the financial leases debt and adding R$370,000 to the cash liquidity. Subsequently, the Company plans to use approximately R$330,000 of these funds to redeem the amount available from its Senior Notes of 8.875%, maturing in 2022.

38.5. Redemption of 2022 senior notes

On February 21, 2020, the Company has announced, through a Notice to the Market, that initiated the redemption of its 2022 senior notes which bear interest of 8.87% p.a.

The notes will be redeemed on March 23, 2020, at a price equivalent to 102.219% of the principal, and accrued interest not paid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.